File No. 82-5215

04 FEB -9 AM 7:21

㊅松井証券
ネットストック

February 5, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04012670

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary under Japanese GAAP for the six months ended September 30, 2003
2. The 88th Fiscal Year Interim Business Report (April 1, 2003 through September 30, 2003)
3. Semi-Annual Securities Report Including Interim Financial Statements under Japanese GAAP for the six months ended September 30, 2003

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Very truly yours,

Matsui Securities Co., Ltd.

By *H. Imada*

Name: Hirohito IMADA
Title: Director,
Finance Department

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September 30, 2003

Date: October 22, 2003
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui: CEO, Representative director
For inquiries: Hirohito Imada: Director, General Manager of Finance Dept.
TEL: +81-3-3281-3121
Date of board meeting approving the account settlement: October 22, 2003
Application of US GAAP None

Consolidated financial summary for the six months ended September 30, 2003

Note: All figures in the financial statements are rounded off to the nearest millionth.

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended Sep. 30, 2003	10,074	(44.4)	9,486	(48.1)	4,990	(201.4)	4,957	(200.9)
Six months ended Sep. 30, 2002	6,977	(14.5)	6,404	(16.6)	1,656	(−32.8)	1,648	(−18.6)
Year ended March 31, 2003	13,425	(5.0)	12,151	(6.3)	3,540	(−19.0)	3,518	(−10.7)

	Net income		Earnings/ share	Fully diluted earnings/ share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Six months ended Sep. 30, 2003	2,507	(326.6)	28.46	28.12	15.1	3.9
Six months ended Sep. 30, 2002	588	(−35.6)	6.71	6.59	3.8	−
Year ended March 31, 2003	1,485	(−20.6)	16.94	16.66	4.7	2.0

Note:
1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
   - Six months ended Sep. 30, 2003 88,113,140 shares
   - Six months ended Sep. 30, 2002 87,610,867 shares
   - Year ended March 31, 2003 87,673,327 shares
3. Change in accounting policies: None
4. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income, Net income, Earnings per share, fully diluted earnings per share, Earnings per shareholders' equity and Ordinary income per total assets is the change by the six months ended September 30, 2003.

(2) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity /share (Yen)
Six months ended Sep. 30, 2003	344,407	34,269	10.0	388.45
Six months ended Sep. 30, 2002	198,034	31,328	15.8	357.58
Year ended March 31, 2003	169,904	32,033	18.9	363.80

Note:
1. Number of shares outstanding
   - As of September 30, 2003 88,220,251 shares
   - As of September 30, 2002 87,610,841 shares
   - As of March 31, 2003 88,048,942 shares

(3) Cash flows

	Cash flows from operating activities (Millions of Yen)	Cash flows from investing activities (Millions of Yen)	Cash flows from financing activities (Millions of Yen)	Cash and cash equivalent at end of period (Millions of Yen)
Six months ended Sep. 30, 2003	-20,338	-657	28,254	12,248
Six months ended Sep. 30, 2002	-2,817	-1,752	-20	2,883
Year ended March 31, 2003	-6,236	-2,280	6,034	4,989

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(5) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult for them to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results expeditiously instead of such forecasts.

Notice to readers:

The accompanying consolidated and non-consolidated interim financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated and non-consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. An Outlook for Consolidated Operating Results for the six months ended September 2003

Translation omitted.

Consolidated Interim Balance Sheets

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			2,883			12,248			4,989	
Cash segregated as deposits			76,201			140,701			77,801	
Trading assets			148			94			1	
Net receivables arising from pre-settlement date trades			–			67			–	
Margin account assets			110,883			180,525			78,343	
Loans receivable from customers		105,908			176,410			72,777		
Cash deposited as collateral for securities borrowed from securities finance companies		4,974			4,115			5,566		
Receivables from customers and others			30			135			236	
Pre-paid fund for subscription			–			234			–	
Short-term guarantee deposits			2,154			3,570			2,999	
Others			1,458			2,033			1,400	
Allowance for doubtful accounts			(20)			(208)			(323)	
Total current assets			193,735	97.8		339,398	98.5		165,445	97.4
II Fixed assets										
1 Tangible fixed assets	1		937	0.5		870	0.3		857	0.5
2 Intangible assets			1,883	1.0		2,169	0.6		2,165	1.3
Software costs		1,844			2,116			2,109		
Others		39			53			55		
3 Investments and others			1,479	0.7		1,969	0.6		1,438	0.8
Investment securities		1,032			1,021			665		
Others		457			1,197			823		
Allowance for doubtful accounts		(10)			(249)			(50)		
Total fixed assets			4,299	2.2		5,009	1.5		4,459	2.6
Total assets			198,034	100.0		344,407	100.0		169,904	100.0

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			–			89			–	
Net payables arising from pre-settlement date trades			128			–			1	
Margin account liabilities			72,586			100,912			40,213	
Loans from securities finance companies		53,171			70,021			20,042		
Proceeds of securities sold on customers' account		19,415			30,891			20,171		
Payables on collateralized securities transactions			3,758			22,134			4,864	
Cash deposits as collateral for securities loaned		3,758			22,134			4,864		
Deposits received			33,473			56,595			35,256	
Guarantee money received			53,275			89,011			47,743	
Suspense account for undelivered securities			5			–			–	
Short-term borrowings			805			22,931			6,694	
Accrued income taxes			49			2,456			136	
Accrued bonuses			105			84			98	
Others			912			1,021			840	
Total current liabilities			165,096	83.4		295,234	85.7		135,843	80.0
II Long-term liabilities										
Bonds	2		500			10,500			500	
Long-term borrowings			204			3,120			484	
Reserve for directors' retirement bonuses			291			281			291	
Others			0			0			0	
Total long-term liabilities			995	0.5		13,902	4.0		1,275	0.7
III Statutory reserves										
Reserve for securities transactions	3		615			1,002			753	
Total statutory reserves			615	0.3		1,002	0.3		753	0.4
Total liabilities			166,707	84.2		310,137	90.0		137,872	81.1
(Shareholders' equity)										
I Common stock			11,381	5.7		11,414	3.3		11,405	6.7
II Capital surplus			9,230	4.7		9,264	2.7		9,254	5.5
III Earned surplus			10,619	5.4		13,580	4.0		11,516	6.8
IV Net unrealized gain on investment			98	0.0		15	0.0		(140)	(0.1)
V Treasury stock			(0)	(0.0)		(4)	(0.0)		(2)	(0.0)
Total shareholders' equity			31,328	15.8		34,269	10.0		32,033	18.9
Total liabilities and shareholders' equity			198,034	100.0		344,407	100.0		169,904	100.0

Consolidated Interim Statements of Income

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			5,365			8,286			10,240	
Brokerage commissions		5,005			7,735			9,516		
Underwriting and selling commissions		12			45			27		
Subscription and distribution commissions		14			25			16		
Others		334			480			680		
Net gain on trading			(8)			0			(39)	
Interest and dividend income			1,620			1,788			3,224	
Total operating revenues			6,977	100.0		10,074	100.0		13,425	100.0
II Interest expenses			574			588			1,274	
Net operating revenues			6,404	91.8		9,486	94.1		12,151	90.5
III Selling, general and administrative expenses			4,748	68.1		4,495	44.6		8,612	64.1
Transaction related expenses		838			1,002			1,635		
Employees' compensation and benefits		906			899			1,786		
Occupancy and rental		454			166			622		
Data processing and office supplies		1,214			1,886			2,564		
Depreciation		1,264			329			1,578		
Duties and taxes other than income taxes		17			69			25		
Provision of allowance for doubtful accounts		–			85			313		
Others		56			60			88		
Operating income			1,656	23.7		4,990	49.5		3,540	26.4
IV Non-operating income			8	0.1		18	0.2		14	0.1
V Non-operating expenses			17	0.2		51	0.5		35	0.3
Bond issuing costs		–			49			–		
Others		17			3			35		
Ordinary income			1,648	23.6		4,957	49.2		3,518	26.2

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Gain on sales of fixed assets		1			–			1		
Gain on sales of investment securities		–			0			–		
Reversal of allowance for doubtful account		30			–			–		
Income from insurance policy		161			–			161		
Total special profits			192	2.8		0	0.0		162	1.2
VII Special losses										
Loss on sales and disposals of property and equipment		2			–			41		
Provision for statutory reserves		126			248			265		
Devaluation loss on investment securities		–			55			–		
Loss on cancellation of lease contracts		6			0			6		
Retirement benefits for Company's executives		291			–			291		
Devaluation loss on corporate golf membership and resort membership		–			0			6		
Special contributions to welfare pension plan		364			–			364		
Expenses for the Company's funeral service for the Company's deceased counselor		24			–			24		
Special losses			813	11.7		304	3.0		996	7.4
Income before income taxes			1,026	14.7		4,654	46.2		2,684	20.0
Income taxes - current		50			2,458			1,153		
Income taxes - deferred		388	438	6.3	(312)	2,146	21.3	47	1,200	8.9
Net income			588	8.4		2,507	24.9		1,485	11.1

Consolidated Interim Statements of Retained Earnings

Item	Note	Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003	
		Millions of Yen		Millions of Yen		Millions of Yen	
(Capital surplus)							
I Beginning balance of capital surplus			9,230		9,254		9,230
II Increase in capital surplus							
1 Issuance of new shares on the exercise of new-share purchase rights		–	–	9	9	24	24
III Capital surplus at end of period			9,230		9,264		9,254
(Earned surplus)							
I Beginning balance of earned surplus			10,311		11,516		10,311
II Increase in earned surplus							
1 Net income		588	588	2,507	2,507	1,485	1,485
III Decrease in earned surplus							
1 Cash dividends		279	279	444	444	279	279
IV Earned surplus at end of period			10,619		13,580		11,516

Consolidated Interim Statements of Cash Flows

Item	Note	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,026	4,654	2,684
Depreciation and amortization		1,264	329	1,578
Net change in allowance for doubtful accounts		(30)	85	313
Net change in accrued bonuses		(7)	(13)	(14)
Net change in reserve for securities transactions		126	248	265
Interest and dividend income		(4)	(9)	(6)
Interest expenses		18	46	40
Interest income on margin transactions		(1,584)	(1,765)	(3,162)
Interest expenses on margin transactions		547	504	1,201
Gain on sales of property and equipment		(1)	–	(1)
Loss on sales and disposals of property and equipment		2	–	41
Loss on sales of investment securities		–	(0)	–
Devaluation loss on corporate golf and resort membership		–	0	6
Net change in deposits segregated for customers		6,999	(62,900)	5,399
Net change in trading assets		(148)	(4)	(1)
Net change in margin assets and liabilities		(8,342)	(41,483)	(8,175)
Net change in deposits received		(5,640)	21,339	(3,857)
Net change in cash collateral for securities loaned		(977)	17,271	129
Net change in guarantee deposits received		4,740	41,268	(793)
Others		(272)	(1,008)	(1,388)
Sub total		(2,282)	(21,439)	(5,739)
Interest and dividend received		4	9	6
Interest paid		(18)	(31)	(38)
Interest on margin transactions received		1,394	1,772	3,104
Interest on margin transactions paid		(595)	(513)	(1,232)
Income taxes paid		(1,320)	(138)	(2,336)
Net cash flows from operating activities		(2,817)	(20,338)	(6,236)

Item	Note	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
		Millions of Yen	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities				
Payments for purchases of property and equipment		(12)	(61)	(23)
Proceeds from sales of property and equipment		1	–	1
Payments for purchases of intangible assets		(1,600)	(414)	(2,100)
Payments for purchases of investment securities		(149)	(157)	(187)
Proceeds from sales of investment securities		–	7	–
Proceeds from maturity and cancellation of insurance contracts		–	0	5
Others		8	(31)	23
Net cash flows from investing activities		(1,752)	(657)	(2,280)
Ⅲ Cash flows from financing activities:				
Net change in short-term borrowings		200	16,000	6,000
Proceeds from long-term borrowings		300	3,080	800
Repayments of long-term borrowings		(81)	(207)	(212)
Payments for installment purchase obligation		(160)	(143)	(321)
Proceeds from issuance of new bonds		–	9,951	–
Proceeds from issuance of new stock		–	18	48
Payments for purchase of treasury stock		(0)	(1)	(2)
Dividends paid		(279)	(444)	(279)
Net cash flows from financing activities		(20)	28,254	6,034
Ⅳ Translation difference of cash and cash equivalent		–	(0)	–
Ⅴ Net change in cash and cash equivalent		(4,589)	7,259	(2,483)
Ⅵ Cash and cash equivalents at beginning of period		7,472	4,989	7,472
Ⅶ Cash and cash equivalents at end of period		2,883	12,248	4,989

Significant accounting policies for the consolidated financial statements

The consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69.

1. Scope of consolidation: Number of consolidated subsidiary is 1 (Matsui Real Estate Co., Ltd.)
2. Application of equity method: The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.
3. Accounting period: The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.
4. Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Accounting for significant hedging transactions

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Scope of "Cash and cash equivalents" in consolidated statements of cash flows: "Cash and cash equivalents" in the consolidated interim statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

Notes to consolidated interim financial statements

(Notes to consolidated interim balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

The six months ended September 30, 2002	489
The six months ended September 30, 2003	480
Year ended March 31, 2003	428

2. Bonds include 500 millions Yen subordinated bonds under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies"(Cabinet Office Ordinance No.23, 2001)
3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to consolidated interim statement of cash flows)

The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows.

(Millions of yen)

	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Cash and bank deposits	2,883	12,248	4,989
Cash and cash equivalent	2,883	12,248	4,989

Segment Information

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Subsequent events

The company issued Second Unsecured Straight Bonds based on the resolution of the board meeting held on September 26, 2003. The details of this issue are as follows.

Aggregate issue amount: 10,000 million yen.

Issue price: 100 yen per face value of 100 yen.

Closing date: October 17, 2003.

Annual coupon rate: 1.56%

Redemption date: October 17, 2006

Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

(Reference)

A Summary of Quarterly Consolidated Statements of Income (For the three months each)

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2003 (Apr. 1'02 Jun.30'02)	2Q of the Year ended Mar. 31, 2003 (Jul. 1'02 Sep.30'02)	3Q of the Year ended Mar. 31, 2003 (Oct. 1'02 Dec.31'02)	4Q of the Year ended Mar. 31, 2003 (Jan. 1'03 Mar.31'03)	Total Year ended Mar. 31, 2003 (Apr. 1'02 Mar.31'03)
Operating revenues	3,493	3,485	3,348	3,100	13,425
Commissions	2,777	2,588	2,542	2,332	10,240
Net gain on trading	0	(8)	(5)	(25)	(39)
Interest and dividend income	716	905	812	793	3,224
Interest expenses	245	329	328	372	1,274
Net operating revenues	3,248	3,156	3,020	2,728	12,151
Selling, general and administrative expenses	2,921	1,827	1,875	1,988	8,612
Transaction related expenses	429	409	403	394	1,635
Compensation and benefits	480	427	432	448	1,786
Occupancy and rental	285	169	89	80	622
Data processing and office supplies	555	659	701	649	2,564
Depreciation	1,123	141	154	161	1,578
Duties and taxes other than income taxes	10	7	4	4	25
Provision of allowance for doubtful accounts	−	−	75	239	313
Others	39	16	18	15	88
Operating income	328	1,328	1,144	739	3,540
Non-operating income and expenses	(11)	3	(0)	(13)	(21)
Ordinary income	316	1,331	1,144	726	3,518
Special profits and losses	(344)	(278)	(98)	(115)	(834)
Income before income taxes	(27)	1,054	1,047	612	2,684
Income taxes-current	2	48	635	467	1,153
Income taxes-deferred	(12)	400	(188)	(154)	47
Net income	(18)	605	599	298	1,485

Item	1Q of the Year ended Mar. 31, 2004 (Apr. 1'03 Jun.30'03)	2Q of the Year ended Mar. 31, 2004 (Jul. 1'03 Sep.30'03)	Total six months ended Sep. 30, 2003 (Apr. 1'03 Sep.30'03)
Operating revenues	3,894	6,180	10,074
Commissions	3,127	5,159	8,286
Net gain on trading	0	(0)	0
Interest and dividend income	767	1,021	1,788
Interest expenses	295	293	588
Net operating revenues	3,599	5,886	9,486
Selling, general and administrative expenses	2,037	2,458	4,495
Transaction related expenses	414	589	1,002
Compensation and benefits	463	436	899
Occupancy and rental	84	82	166
Data processing and office supplies	870	1,017	1,886
Depreciation	157	172	329
Duties and taxes other than income taxes	17	52	69
Provision of allowance for doubtful accounts	9	76	85
Others	25	35	60
Operating income	1,562	3,428	4,990
Non-operating income and expenses	10	(44)	(33)
Ordinary income	1,572	3,385	4,957
Special profits and losses	(168)	(135)	(303)
Income before income taxes	1,405	3,249	4,654
Income taxes-current	709	1,750	2,458
Income taxes-deferred	(61)	(251)	(312)
Net income	757	1,751	2,507

Non-Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September30, 2003

Date: October 22, 2003
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui: CEO, Representative Director
For inquiries: Hirohito Imada: Director, General Manager of Finance Dept.
TEL: +81-3-3281-3121
Unit of shares: 100 shares
Date of board meeting approving the account settlement: October 22, 2003
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-consolidated financial summary for the six months ended September 30, 2003

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended Sep. 30, 2003	10,074	(44.4)	9,486	(48.1)	4,986	(202.0)	4,952	(201.6)
Six months ended Sep. 30, 2002	6,977	(14.5)	6,404	(16.6)	1,651	(−32.8)	1,642	(−18.5)
Year ended March 31, 2003	13,425	(5.0)	12,151	(6.3)	3,527	(−19.0)	3,505	(−10.6)

	Net income		Earnings/ share	Fully diluted earnings/ share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Six months ended Sep. 30, 2003	2,504	(328.2)	28.42	28.09	15.1	3.9
Six months ended Sep. 30, 2002	585	(−35.5)	6.68	6.56	3.8	−
Year ended March 31, 2003	1,478	(−20.5)	16.86	16.58	4.7	2.0

Note: 1. Average number of shares outstanding
Six months ended Sep. 30, 2003 88,113,140 shares
Six months ended Sep. 30, 2002 87,610,867 shares
Year ended March 31, 2003 87,673,327 shares

2. Change in accounting policies: None

(2) Dividends

	Interim dividends per share (Yen)	Annual dividends per share (Yen)
Six months ended Sep. 30, 2003	0.00	—
Six months ended Sep. 30, 2002	0.00	—
Year ended March 31, 2003	—	5.04

(3) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Earnings/ shareholders' equity (Yen)	Capital Adequacy ratio (%)
Six months ended Sep. 30, 2003	344,354	34,221	9.9	387.90	541.0
Six months ended Sep.30, 2002	197,990	31,287	15.8	357.11	732.0
Year ended March 31, 2003	169,857	31,987	18.8	363.29	830.4

Note:

1. Number of shares outstanding at end of period	Sep. 30, 2003	88,220,251 shares
	Sep. 30, 2002	87,610,841 shares
	Mar. 31, 2003	88,048,942 shares
2. Number of treasury stocks	Sep. 30, 2003	3,427 shares
	Sep. 30, 2002	239 shares
	Mar. 31, 2003	2,357 shares

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult for them to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results expeditiously instead of such forecasts.

Notice to readers:

The accompanying consolidated and non-consolidated interim financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated and non-consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Non-Consolidated Interim Balance Sheets

Item	Note	September 30, 2002 Millions of Yen		%	September 30, 2003 Millions of Yen		%	March 31, 2003 Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			2,801			12,136			4,887	
Cash segregated as deposits			76,201			140,701			77,801	
Trading assets			148			94			1	
Net receivables arising from pre-settlement date trade			–			67			–	
Margin account assets			110,883			180,525			78,343	
Loans receivable from customers		105,908			176,410			72,777		
Cash deposited as collateral for securities borrowed from securities finance companies		4,974			4,115			5,566		
Receivables from customers and others			30			135			236	
Pre-paid fund for subscription			–			234			–	
Short-term guarantee deposits			2,154			3,570			2,999	
Others			1,453			2,028			1,398	
Allowance for doubtful accounts			(20)			(208)			(323)	
Total current assets			193,648	97.8		339,282	98.5		165,342	97.3
II Fixed assets										
1 Tangible fixed assets	1		588	0.3		527	0.2		509	0.3
2 Intangible assets			1,883	1.0		2,169	0.6		2,165	1.3
Software		1,844			2,116			2,109		
Others		39			53			55		
3 Investments and others			1,871	0.9		2,376	0.7		1,841	1.1
Investment securities		1,032			1,021			665		
Shares of affiliated company		450			450			450		
Others		398			1,154			776		
Allowance for doubtful accounts		(10)			(249)			(50)		
Total fixed assets			4,342	2.2		5,072	1.5		4,515	2.7
Total assets			197,990	100.0		344,354	100.0		169,857	100.0

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			–			89			–	
Net payables arising from pre-settlement date trade			128			–			1	
Margin account liabilities			72,586			100,912			40,213	
Loans from securities finance companies		53,171			70,021			20,042		
Proceeds of securities sold on customers' account		19,415			30,891			20,171		
Payables on collateralized securities transactions			3,758			22,134			4,864	
Cash deposits as collateral for securities loaned		3,758			22,134			4,864		
Deposits received			33,473			56,595			35,256	
Guarantee money received			53,275			89,011			47,743	
Suspense account for undelivered securities			5			–			–	
Short-term borrowings			805			22,931			6,694	
Accrued income taxes			48			2,453			135	
Accrued bonuses			105			84			98	
Others			911			1,020			839	
Total current liabilities			165,094	83.4		295,230	85.7		135,842	80.0
II Long-term liabilities										
Bonds	2		500			10,500			500	
Long-term borrowings			204			3,120			484	
Reserve for directors' retirement bonuses			291			281			291	
Total long-term liabilities			995	0.5		13,901	4.1		1,275	0.8
III Statutory reserves										
Reserve for securities transactions	3		615			1,002			753	
Total statutory reserves			615	0.3		1,002	0.3		753	0.4
Total liabilities			166,703	84.2		310,133	90.1		137,870	81.2

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,381	5.7		11,414	3.3		11,405	6.7
II Capital surplus										
1 Additional paid-in capital			9,230			9,264			9,254	
Total capital surplus			9,230	4.7		9,264	2.7		9,254	5.4
III Earned surplus										
1 Earned surplus reserves			159			159			159	
2 Voluntary reserves			4,250			4,250			4,250	
Special purpose reserves		4,250			4,250			4,250		
3 Inappropriate retained earnings			6,170			9,123			7,062	
Total earned surplus			10,578	5.3		13,532	3.9		11,471	6.8
IV Net unrealized gain on investment			98	0.1		15	0.0		(140)	(0.1)
V Treasury stock			(0)	(0.0)		(4)	(0.0)		(2)	(0.0)
Total shareholders' equity			31,287	15.8		34,221	9.9		31,987	18.8
Total liabilities and shareholders' equity			197,990	100.0		344,354	100.0		169,857	100.0

Non-Consolidated Interim Statements of Income

Item		Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			5,365			8,286			10,240	
Brokerage commissions		5,005			7,735			9,516		
Underwriting and selling commissions		12			45			27		
Subscription and distribution commissions		14			25			16		
Others		334			480			680		
Net gain on trading	1		(8)			0			(39)	
Interest and dividend income			1,620			1,788			3,224	
Total operating revenues			6,977	100.0		10,074	100.0		13,425	100.0
II Interest expenses			574			588			1,274	
Net operating revenues			6,404	91.8		9,486	94.2		12,151	90.5
III Selling, general and administrative expenses			4,753	68.1		4,500	44.7		8,624	64.2
Transaction related expenses		837			1,002			1,635		
Employees' compensation and benefits		903			892			1,781		
Occupancy and rental		470			181			655		
Data processing and office supplies		1,214			1,889			2,564		
Depreciation		1,260			325			1,570		
Duties and taxes other than income taxes		13			65			19		
Provision of allowance for doubtful accounts		–			85			313		
Others		55			60			88		
Operating income			1,651	23.7		4,986	49.5		3,527	26.3
IV Non-operating income			7	0.1		17	0.2		13	0.1
V Non-operating expenses			17	0.3		51	0.5		35	0.3
Bond issuing costs		–			49			–		
Others		17			3			35		
Ordinary income			1,642	23.5		4,952	49.2		3,505	26.1

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Gain on sales of fixed assets		1			–			1		
Gain on sales of investment securities		–			0			–		
Reversal of allowance for doubtful account		30			–			–		
Income from insurance policy		161			–			161		
Total special profits			192	2.8		0	0.0		162	1.2
VII Special losses										
Loss on sales and disposals of property and equipment		1			–			40		
Provision for statutory reserves		126			248			265		
Devaluation loss on sales of investment securities		–			55			–		
Loss on cancellation of lease contracts		6			0			6		
Retirement benefits for Company's executives		291			–			291		
Devaluation loss on corporate golf membership and resort membership		–			0			6		
Special contributions to welfare pension plan		364			–			364		
Expenses for the Company's funeral service for the Company's deceased counselor		24			–			24		
Total special losses			813	11.7		304	3.0		995	7.4
Income before income taxes			1,021	14.6		4,649	46.2		2,672	19.9
Income taxes - current		48			2,456			1,148		
Income taxes - deferred		388	436	6.2	(312)	2,144	21.3	46	1,194	8.9
Net income			585	8.4		2,504	24.9		1,478	11.0
Inappropriate retained earnings at the beginning of period			5,585			6,619			5,585	
Inappropriate retained earnings at the end of period			6,170			9,123			7,062	

Significant accounting policies for the non-consolidated financial statements

The non-consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57.

Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accrued Assets

The entire bond issuing cost is expensed at the issuance.

(4) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(III) Reserve for Securities transactions: the Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies".

(5) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(6) Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates.

The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(7) Other material items

National and local consumption taxes are separately recorded.

Notes to non-consolidated interim financial statements

(Notes to non-consolidated interim balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

The six months ended September 30, 2002	362
The six months ended September 30, 2003	344
Year ended March 31, 2003	301

2. Bonds include 500 millions Yen subordinated bonds under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies"(Cabinet Office Ordinance No.23, 2001)
3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to non-consolidated interim Statements of income)

1. The details of net gain on trading

(Millions of Yen)

	Six months ended Sep.30, 2002	Six months ended Sep.30, 2003	Year ended March 31, 2003
Stocks	(8)	(1)	(39)
Bonds/Others	–	1	1
Bonds	–	–	–
Others	–	1	1
Total	(8)	0	(39)

Subsequent events

The company issued Second Unsecured Straight Bonds based on the resolution of the board meeting held on September 26, 2003. The details of this issue are as follows.

1. Aggregate issue amount: 10,000 million yen.
2. Issue price: 100 yen per face value of 100 yen.
3. Closing date: October 17, 2003.
4. Annual coupon rate: 1.56%
5. Redemption date: October 17, 2006
6. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Six months ended Sep. 30, 2003 (A)	Six months ended Sep. 30, 2002 (B)	Comparison (A) / (B)	Year ended March 31, 2003
Brokerage	7,735	5,005	154.6%	9,516
(Stocks)	7,672	4,962	154.6%	9,424
(Bonds)	–	–	–	–
(Beneficiary certificates)	34	43	79.5%	79
(Others)	30	–	–	13
Underwriting and selling	45	12	379.2%	27
Subscription and distribution	25	14	176.4%	16
Others	480	334	143.6%	680
Total	8,286	5,365	154.4%	10,240

(2) Commission revenues by product

(Millions of Yen)

	Six months ended Sep. 30, 2003 (A)	Six months ended Sep. 30, 2002 (B)	Comparison (A) / (B)	Year ended March 31, 2003
Stocks	7,873	5,109	154.1%	9,697
Bonds	–	–	–	–
Beneficiary certificates	34	43	80.3%	80
Others	379	214	176.9%	463
Total	8,286	5,365	154.4%	10,240

2. Net trading gains

(Millions of Yen)

	Six months ended Sep. 30, 2003 (A)	Six months ended Sep. 30, 2002 (B)	Comparison (A) / (B)	Year ended March 31, 2003
Stocks	(1)	(8)	10.4%	(39)
Bonds and others	1	–	–	1
Bonds	–	–	–	–
Others	1	–	–	1
Total	0	(8)	–	(39)

3. Stock trading

(Millions of shares, millions of Yen)

	Six months ended Sep. 30, 2003 (A)		Six months ended Sep. 30, 2002 (B)		Comparison (A) / (B)		Year ended March 31, 2003	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	12,377	5,351,477	6,311	2,962,899	196.1%	180.6%	13,214	5,570,458
(Proprietary trading)	1	994	8	7,146	196.3%	181.0%	15	10,009
(Brokerage)	12,376	5,350,483	6,303	2,955,753	10.2%	13.9%	13,199	5,560,449
Brokerage/Total	100.0%	100.0%	99.9%	99.8%			99.9%	99.8%
Brokerage commission per share (Yen)	0.61		0.76				0.69	

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Six months ended Sep. 30, 2003 (A)	Six months ended Sep. 30, 2002 (B)	Comparison (A) / (B)	Year ended March 31, 2003
Underwriting and selling	Stocks	(Number of shares)	0	0	604.2%	0
		(Value)	967	421	230.0%	642
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	–	–	–	–
	Commercial paper and others	(Face value)	–	–	–	–
Subscription and distribution	Stocks	(Number of shares)	0	0	42.5%	0
		(Value)	1,379	928	148.6%	973
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	836	–	–	382
	Commercial paper and others	(Face value)	10	7	146.0%	19

5. Capital Adequacy Ratio

(Millions of Yen)

			As of Sep. 30, 2003	As of Sep. 30, 2002	As of March 31, 2003
Tier I Capital		(A)	34,206	31,188	31,543
Tier II Capital	Net unrealized gain on investment		14	98	–
	Statutory reserves		1,001	614	753
	Allowance for doubtful accounts		208	19	322
	Short-term debts		500	500	500
	Total	(B)	1,724	1,233	1,575
Assets to be deducted from equity capital		(C)	4,408	3,582	4,417
Equity capital after deduction (A) + (B) − (C)		(D)	31,522	28,839	28,702
Risk	Market risk		98	119	54
	Counter party risk		3,831	2,263	1,721
	Basic risk		1,896	1,556	1,680
	Total	(E)	5,826	3,939	3,456
Capital adequacy ratio		(D) / (E)	541.0%	732.0%	830.4%

Note: Capital adequacy ratio as of March 31, 2003 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. A Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2003 (Apr. 1'02 - Jun.30'02)	2Q of the Year ended Mar. 31, 2003 (Jul. 1'02 - Sep.30'02)	3Q of the Year ended Mar. 31, 2003 (Oct. 1'02 - Dec.31'02)	4Q of the Year ended Mar. 31, 2003 (Jan. 1'03 - Mar.31'03)	Total Year ended Mar. 31, 2003 (Apr. 1'02 - Mar.31'03)
Operating revenues	3,493	3,485	3,348	3,100	13,425
Commissions	2,777	2,588	2,542	2,332	10,240
Net gain on trading	0	(8)	(5)	(25)	(39)
Interest and dividend income	716	905	812	793	3,224
Interest expenses	245	329	328	372	1,274
Net operating revenues	3,248	3,156	3,020	2,728	12,151
Selling, general and administrative expenses	2,921	1,832	1,880	1,991	8,624
Transaction related expenses	429	409	403	394	1,635
Compensation and benefits	477	426	432	446	1,781
Occupancy and rental	292	177	97	88	655
Data processing and office supplies	555	659	701	649	2,564
Depreciation	1,121	139	152	159	1,570
Duties and taxes other than income taxes	7	6	2	3	19
Provision of allowance for doubtful accounts	—	—	75	239	313
Others	39	16	18	15	88
Operating income	327	1,324	1,139	736	3,527
Non-operating income and expenses	(12)	2	1	(13)	(22)
Ordinary income	315	1,326	1,140	723	3,505
Special profits and losses	(343)	(278)	(98)	(114)	(833)
Income before income taxes	(28)	1,049	1,042	609	2,672
Income taxes-current	2	47	634	466	1,148
Income taxes-deferred	(12)	400	(188)	(154)	46
Net income	(18)	603	597	296	1,478

Item	1Q of the Year ended Mar. 31, 2004 (Apr. 1'03 Jun.30'03)	2Q of the Year ended Mar. 31, 2004 (Jul. 1'03 Sep.30'03)	Total six months ended Sep. 30, 2003 (Apr. 1'03 Sep.30'03)
Operating revenues	3,894	6,180	10,074
Commissions	3,127	5,159	8,286
Net gain on trading	0	(0)	0
Interest and dividend income	767	1,021	1,788
Interest expenses	295	293	588
Net operating revenues	3,599	5,886	9,486
Selling, general and administrative expenses	2,039	2,461	4,500
Transaction related expenses	413	588	1,002
Compensation and benefits	461	432	892
Occupancy and rental	92	89	181
Data processing and office supplies	870	1,020	1,889
Depreciation	155	170	325
Duties and taxes other than income taxes	14	51	65
Provision of allowance for doubtful accounts	9	76	85
Others	25	35	60
Operating income	1,560	3,426	4,986
Non-operating income and expenses	10	(44)	(34)
Ordinary income	1,570	3,381	4,952
Special profits and losses	(168)	(135)	(303)
Income before income taxes	1,402	3,246	4,649
Income taxes-current	708	1,748	2,456
Income taxes-deferred	(61)	(251)	(312)
Net income	756	1,749	2,504

7. Operational information for Netstock

First half of year ended 2000

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts	4,097	5,226	6,401	8,679	10,586	13,286
(Change)	(854)	(1,129)	(1,175)	(2,278)	(1,907)	(2,700)
Number of Netstock margin accounts	427	531	651	803	1,067	1,418
(Change)	(68)	(104)	(120)	(152)	(264)	(351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of year ended 2000

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts	18,085	20,823	22,714	24,815	27,577	29,768
(Change)	(4,799)	(2,738)	(1,891)	(2,101)	(2,762)	(2,191)
Number of Netstock margin accounts	2,987	3,681	4,136	4,539	5,007	5,453
(Change)	(1,569)	(694)	(455)	(403)	(468)	(446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of year ended 2001

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts	30,226	30,856	31,842	32,739	34,206	35,118
(Change)	(458)	(630)	(986)	(897)	(1,467)	(912)
Number of Netstock margin accounts	5,847	6,239	6,780	7,470	8,201	8,780
(Change)	(394)	(392)	(541)	(690)	(731)	(579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of year ended 2001

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts	35,638	36,649	38,017	39,518	42,397	45,353
(Change)	(520)	(1,011)	(1,368)	(1,501)	(2,879)	(2,956)
Number of Netstock margin accounts	9,052	9,552	9,990	10,141	10,896	11,607
(Change)	(272)	(500)	(438)	(151)	(755)	(711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of year ended 2002

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (Change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (Change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of year ended 2002

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of Year ended 2003

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)	81,087 (1,861)	82,671 (1,584)	84,018 (1,347)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)	22,797 (547)	23,297 (500)	23,614 (317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of Year ended 2003

	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003
Number of Netstock accounts (Change)	85,325 (1,307)	86,619 (1,294)	87,922 (1,303)	89,254 (1,332)	90,730 (1,476)	92,087 (1,357)
Number of Netstock margin accounts (Change)	23,933 (319)	24,181 (248)	24,431 (250)	24,651 (220)	24,893 (242)	25,150 (257)
Number of share trades via Netstock	593,425	606,211	493,275	528,380	548,925	545,429
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187	415,422	432,760	398,661

First half of year ended 2004

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts (Change)	93,411 (1,324)	95,164 (1,753)	97,266 (2,102)	100,429 (3,163)	103,934 (3,505)	108,311 (4,377)
Number of Netstock margin accounts (Change)	25,394 (244)	25,889 (495)	26,478 (589)	27,671 (1,193)	28,949 (1,278)	30,324 (1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

File No. 82-5215

(Summary translation)

The 88th Fiscal Year
Interim Business Report
(April 1, 2003 through September 30, 2003)

Matsui Securities Co., Ltd.

1. Outline of Operation

Consolidated
Non-consolidated

	Year ended Mar. 31, 1999	Year ended Mar. 31, 2000	Year ended Mar. 31, 2001	Year ended Mar. 31, 2002	Year ended Mar. 31, 2003	Six months ended Sep. 30, 2003
Earnings per share (Yen)	– 174.55	**143.45** 142.40	**114.77** 114.26	**24.56** 24.42	**16.94** 16.86	**28.46** 28.42
Fully diluted earnings per share (Yen)	– –	– –	– –	**24.11** 23.98	**16.66** 16.58	**28.12** 28.09
Net assets per share (Yen)	– 1,149.32	**1,302.20** 1,298.51	**258.90** 258.14	**355.25** 354.82	**363.80** 363.29	**388.45** 387.90

2. Interview with Michio Matsui (President, Chief Executive Officer and Representative Director)

Translation omitted.

3. Organization (As of November 1, 2003)

Directors:

Michio Matsui	President, Chief Executive Officer and Representative Director
Megumu Motohisa	Senior Executive Director (Chief Marketing Executive)
Toshihiro Takagi	Senior Executive Director (Director of Crisis Management Department)
Akira Nakamura	Executive Director (Chief Information Officer)
Yuichiro Kuki	Executive Director (General Manager of Planning Dept.)
Yoshihiko Sugiyama	Director (General Manager of Corporate Client Dept.)
Masahito Amemiya	Director (General Manager of Compliance Dept.)
Hisashi Tanaami	Director (General Manager of General Affairs Dept.)
Hirohito Imada	Director (General Manager of Finance Dept.)
Ayumi Sato	Director (General Manager of Customer Support Dept.)

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Masahiko Nishimura	Corporate Auditor

Organization:


Shareholders' Meetings
Board of Auditors ¦ Auditors
Board of Directors
Chief Executive Officer
Board of Executive Directors
Executive Director (Chief Marketing Executive)
Customer Support Dept.
Corporate Client Dept.
Sales and Marketing Dept.
System Dept.
Finance Dept.
Personnel Committee
General Affairs Dept.
Planning Dept.
Crisis Management Dept.
Compliance Dept.

4. Consolidated Financial Statements

Notice to readers:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Balance Sheets

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			2,883			12,248			4,989	
Cash segregated as deposits			76,201			140,701			77,801	
Trading assets			148			94			1	
Net receivables arising from pre-settlement date trades			–			67			–	
Margin account assets			110,883			180,525			78,343	
Loans receivable from customers		105,908			176,410			72,777		
Cash deposited as collateral for securities borrowed from securities finance companies		4,974			4,115			5,566		
Receivables from customers and others			30			135			236	
Pre-paid fund for subscription			–			234			–	
Short-term guarantee deposits			2,154			3,570			2,999	
Others			1,458			2,033			1,400	
Allowance for doubtful accounts			(20)			(208)			(323)	
Total current assets			193,735	97.8		339,398	98.5		165,445	97.4
II Fixed assets										
1 Tangible fixed assets			937	0.5		870	0.3		857	0.5
2 Intangible assets			1,883	1.0		2,169	0.6		2,165	1.3
Software costs		1,844			2,116			2,109		
Others		39			53			55		
3 Investments and others			1,479	0.7		1,969	0.6		1,438	0.8
Investment securities		1,032			1,021			665		
Others		457			1,197			823		
Allowance for doubtful accounts		(10)			(249)			(50)		
Total fixed assets			4,299	2.2		5,009	1.5		4,459	2.6
Total assets			198,034	100.0		344,407	100.0		169,904	100.0

Item		September 30, 2002			September 30, 2003			March 31, 2003		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			–			89			–	
Net payables arising from pre-settlement date trades			128			–			1	
Margin account liabilities			72,586			100,912			40,213	
Loans from securities finance companies		53,171			70,021			20,042		
Proceeds of securities sold on customers' account		19,415			30,891			20,171		
Payables on collateralized securities transactions			3,758			22,134			4,864	
Cash deposits as collateral for securities loaned		3,758			22,134			4,864		
Deposits received			33,473			56,595			35,256	
Guarantee money received			53,275			89,011			47,743	
Suspense account for undelivered securities			5			–			–	
Short-term borrowings			805			22,931			6,694	
Accrued income taxes			49			2,456			136	
Accrued bonuses			105			84			98	
Others			912			1,021			840	
Total current liabilities			165,096	83.4		295,234	85.7		135,843	80.0
II Long-term liabilities										
Bonds			500			10,500			500	
Long-term borrowings			204			3,120			484	
Reserve for directors' retirement bonuses			291			281			291	
Others			0			0			0	
Total long-term liabilities			995	0.5		13,902	4.0		1,275	0.7
III Statutory reserves										
Reserve for securities transactions			615			1,002			753	
Total statutory reserves			615	0.3		1,002	0.3		753	0.4
Total liabilities			166,707	84.2		310,137	90.0		137,872	81.1
(Shareholders' equity)										
I Common stock			11,381	5.7		11,414	3.3		11,405	6.7
II Capital surplus			9,230	4.7		9,264	2.7		9,254	5.5
III Earned surplus			10,619	5.4		13,580	4.0		11,516	6.8
IV Net unrealized gain on investment			98	0.0		15	0.0		(140)	(0.1)
V Treasury stock			(0)	(0.0)		(4)	(0.0)		(2)	(0.0)
Total shareholders' equity			31,328	15.8		34,269	10.0		32,033	18.9
Total liabilities and shareholders' equity			198,034	100.0		344,407	100.0		169,904	100.0

Brief comments on the consolidated balance sheets:

Translation omitted.

An outlook for the quarterly results of operations

Translation omitted.

Consolidated Statements of Income

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			5,365			8,286			10,240	
Brokerage commissions		5,005			7,735			9,516		
Underwriting and selling commissions		12			45			27		
Subscription and distribution commissions		14			25			16		
Others		334			480			680		
Net gain on trading			(8)			0			(39)	
Interest and dividend income			1,620			1,788			3,224	
Total operating revenues			6,977	100.0		10,074	100.0		13,425	100.0
II Interest expenses			574			588			1,274	
Net operating revenues			6,404	91.8		9,486	94.1		12,151	90.5
III Selling, general and administrative expenses			4,748	68.1		4,495	44.6		8,612	64.1
Transaction related expenses		838			1,002			1,635		
Employees' compensation and benefits		906			899			1,786		
Occupancy and rental		454			166			622		
Data processing and office supplies		1,214			1,886			2,564		
Depreciation		1,264			329			1,578		
Duties and taxes other than income taxes		17			69			25		
Provision of allowance for doubtful accounts		–			85			313		
Others		56			60			88		
Operating income			1,656	23.7		4,990	49.5		3,540	26.4
IV Non-operating income			8	0.1		18	0.2		14	0.1
V Non-operating expenses			17	0.2		51	0.5		35	0.3
Bond issuing costs		–			49			–		
Others		17			3			35		
Ordinary income			1,648	23.6		4,957	49.2		3,518	26.2

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of fixed assets		1			–			1		
Gain on sales of investment securities		–			0			–		
Reversal of allowance for doubtful account		30			–			–		
Income from insurance policy		161			–			161		
Total special profits			192	2.8		0	0.0		162	1.2
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		2			–			41		
Provision for statutory reserves		126			248			265		
Devaluation loss on investment securities		–			55			–		
Loss on cancellation of lease contracts		6			0			6		
Retirement benefits for Company's executives		291			–			291		
Devaluation loss on corporate golf membership and resort membership		–			0			6		
Special contributions to welfare pension plan		364			–			364		
Expenses for the Company's funeral service for the Company's deceased counselor		24			–			24		
Special losses			813	11.7		304	3.0		996	7.4
Income before income taxes			1,026	14.7		4,654	46.2		2,684	20.0
Income taxes - current		50			2,458			1,153		
Income taxes - deferred		388	438	6.3	(312)	2,146	21.3	47	1,200	8.9
Net income			588	8.4		2,507	24.9		1,485	11.1

Brief comments on the consolidated statements of income:

Translation omitted.

Consolidated Statements of Retained Earnings

Item	Note	Six months ended September 30, 2002 Millions of Yen		Six months ended September 30, 2003 Millions of Yen		Year ended March 31, 2003 Millions of Yen	
(Capital surplus)							
Ⅰ Beginning balance of capital surplus			9,230		9,254		9,230
Ⅱ Increase in capital surplus							
1 Issuance of new shares on the exercise of new-share purchase rights		–	–	9	9	24	24
Ⅲ Capital surplus at end of period			9,230		9,264		9,254
(Earned surplus)							
Ⅰ Beginning balance of earned surplus			10,311		11,516		10,311
Ⅱ Increase in earned surplus							
1 Net income		588	588	2,507	2,507	1,485	1,485
Ⅲ Decrease in earned surplus							
1 Cash dividends		279	279	444	444	279	279
Ⅳ Earned surplus at end of period			10,619		13,580		11,516

Consolidated Statements of Cash Flows

Item	Note	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,026	4,654	2,684
Depreciation and amortization		1,264	329	1,578
Net change in allowance for doubtful accounts		(30)	85	313
Net change in accrued bonuses		(7)	(13)	(14)
Net change in reserve for securities transactions		126	248	265
Interest and dividend income		(4)	(9)	(6)
Interest expenses		18	46	40
Interest income on margin transactions		(1,584)	(1,765)	(3,162)
Interest expenses on margin transactions		547	504	1,201
Gain on sales of property and equipment		(1)	–	(1)
Loss on sales and disposals of property and equipment		2	–	41
Loss on sales of investment securities		–	(0)	–
Devaluation loss on corporate golf and resort membership		–	0	6
Net change in deposits segregated for customers		6,999	(62,900)	5,399
Net change in trading assets		(148)	(4)	(1)
Net change in margin assets and liabilities		(8,342)	(41,483)	(8,175)
Net change in deposits received		(5,640)	21,339	(3,857)
Net change in cash collateral for securities loaned		(977)	17,271	129
Net change in guarantee deposits received		4,740	41,268	(793)
Others		(272)	(1,008)	(1,388)
Sub total		(2,282)	(21,439)	(5,739)
Interest and dividend received		4	9	6
Interest paid		(18)	(31)	(38)
Interest on margin transactions received		1,394	1,772	3,104
Interest on margin transactions paid		(595)	(513)	(1,232)
Income taxes paid		(1,320)	(138)	(2,336)
Net cash flows from operating activities		(2,817)	(20,338)	(6,236)

Item	Note	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
		Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Payments for purchases of property and equipment		(12)	(61)	(23)
Proceeds from sales of property and equipment		1	–	1
Payments for purchases of intangible assets		(1,600)	(414)	(2,100)
Payments for purchases of investment securities		(149)	(157)	(187)
Proceeds from sales of investment securities		–	7	–
Proceeds from maturity and cancellation of insurance contracts		–	0	5
Others		8	(31)	23
Net cash flows from investing activities		(1,752)	(657)	(2,280)
III Cash flows from financing activities:				
Net change in short-term borrowings		200	16,000	6,000
Proceeds from long-term borrowings		300	3,080	800
Repayments of long-term borrowings		(81)	(207)	(212)
Payments for installment purchase obligation		(160)	(143)	(321)
Proceeds from issuance of new bonds		–	9,951	–
Proceeds from issuance of new stock		–	18	48
Payments for purchase of treasury stock		(0)	(1)	(2)
Dividends paid		(279)	(444)	(279)
Net cash flows from financing activities		(20)	28,254	6,034
IV Translation difference of cash and cash equivalent		–	(0)	–
V Net change in cash and cash equivalent		(4,589)	7,259	(2,483)
VI Cash and cash equivalents at beginning of period		7,472	4,989	7,472
VII Cash and cash equivalents at end of period		2,883	12,248	4,989

Capital Adequacy Ratio

(Millions of Yen)

		As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Tier I Capital	①	31,188	34,206	31,543
Tier II Capital	Net unrealized gain on investment	98	14	—
	Statutory reserves	614	1,001	753
	Allowance for doubtful accounts	19	208	322
	Short-term subordinate debts	500	500	500
	Total ②	1,233	1,724	1,575
Assets to be deducted from equity capital	③	3,582	4,408	4,417
Equity capital after deduction	①+②−③ (A)	28,839	31,522	28,702
Risk	Market risk	119	98	54
	Counter party risk	2,263	3,831	1,721
	Basic risk (The quarter of total operating expenses for the year ended the month before the last month)	1,556	1,896	1,680
	Total (B)	3,939	5,826	3,456
Capital adequacy ratio	(A)／(B)×100	732.0	541.0	830.4

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

6. Corporate profile and Company's shares

- Total number of shares outstanding — 88,223,678 shares
- Number of shareholders — 13,465
- Stock market listed — Tokyo Stock Exchange (First section)
- Accounting auditor — Chuo Aoyama Audit Corporation
- Number of directors and employees (Including Temporary staffs) — 169
- Distribution of shares

1) Number of shares

Individuals and others	50,815,115	(57.59%)
Financial institutions	16,088,200	(18.24%)
Other domestic institutions	12,029,208	(13.64%)
Foreigners	8,301,300	(9.41%)
Securities companies	989,855	(1.12%)
Total	88,223,678	

2) Number of shareholders

Individuals and others	13,194
Financial institutions	45
Other domestic institutions	89
Foreigners	99
Securities companies	38
Total	13,465

Principle Shareholders

(As of September 30, 2003)

Name	Address	Shares owned	Percentage of shares owned to the total shares outstanding (%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233,200	28.60
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,216,081	13.85
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130,408	9.22
Japan Trustee Services Bank, Ltd. (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	4,296,900	4.87
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564,000	4.04
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan	3,502,100	3.97
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463,400	1.66
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463,300	1.66
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463,200	1.66
The UFJ Trust Bank, Ltd. (Trust account A)	1-4-3, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,345,800	1.53

7. Introduction of Netstock Online Trading Services

Translation omitted.

File No. 82-5215

(Summary translation)

Semi-Annual Securities Report Including Interim Financial Statements Under Japanese GAAP For the Six Months Ended September 30, 2003

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On December 19, 2003

Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Six months ended September 30,2001	Six months ended September 30,2002	Six months ended September 30, 2003	Year ended March 31, 2002	Year ended March 31, 2003
Operating revenues	(Millions of Yen)	6,094	6,977	10,074	12,785	13,425
Net operating revenues	(Millions of Yen)	5,490	6,404	9,486	11,435	12,151
Ordinary income	(Millions of Yen)	2,024	1,648	4,957	3,939	3,518
Net income	(Millions of Yen)	912	588	2,507	1,870	1,485
Shareholders' equity	(Millions of Yen)	29,980	31,328	34,269	31,124	32,033
Total assets	(Millions of Yen)	148,339	198,034	344,407	187,606	169,904
Shareholders' equity per share	(Yen)	342.20	357.58	388.45	355.25	363.80
Earnings per share	(Yen)	14.10	6.71	28.46	24.56	16.94
Fully diluted earnings per share	(Yen)	13.82	6.59	28.12	24.11	16.66
Shareholders' equity ratio	(%)	20.2	15.8	10.0	16.6	18.9
Cash flows from operating activities	(Millions of Yen)	(15,579)	(2,817)	(20,338)	(12,211)	(6,236)
Cash flows from investing activities	(Millions of Yen)	(796)	(1,752)	(657)	(1,667)	(2,280)
Cash flows from financing activities	(Millions of Yen)	19,099	(20)	28,254	18,543	6,034
Cash and cash equivalent at end of period	(Millions of Yen)	5,530	2,883	12,248	7,472	4,989
Number of employees [Average temporary staff]		206 [47]	180 [42]	172 [47]	194 [45]	171 [44]

(2) Non-Consolidated Business Indices

		Six months ended September 30,2001	Six months ended September 30,2002	Six months ended September 30, 2003	Year ended March 31, 2002	Year ended March 31, 2003
Operating revenues (Commissions)	(Millions of Yen)	6,094 (4,875)	6,977 (5,365)	10,074 (8,286)	12,785 (10,215)	13,425 (10,240)
Net Operating revenues	(Millions of Yen)	5,490	6,404	9,486	11,435	12,151
Ordinary income	(Millions of Yen)	2,014	1,642	4,952	3,921	3,505
Net Income	(Millions of Yen)	907	585	2,504	1,859	1,478
Shareholders' equity	(Millions of Yen)	11,381	11,381	11,414	11,381	11,405
Number of shares outstanding	(Thousands of share)	87,611	87,611	88,224	87,611	88,051
Shareholders' equity	(Millions of Yen)	29,947	31,287	34,221	31,086	31,987
Total assets	(Millions of Yen)	148,299	197,990	344,354	187,560	169,857
Shareholders' equity per share	(Yen)	341.82	357.11	387.90	354.82	363.29
Net income per share	(Yen)	14.01	6.68	28.42	24.42	16.86
Fully diluted earnings per share	(Yen)	13.74	6.56	28.09	23.98	16.58
Annual dividends per share (Interim dividends per share)	(Yen)	0.00	0.00	0.00	3.19	5.04
Shareholders' equity ratio	(%)	20.2	15.8	9.9	16.6	18.8
Capital adequacy ratio	(%)	1,092.7	732.0	541.0	843.4	830.4
Number of employees [Average temporary staff]		206 [47]	180 [42]	169 [46]	194 [45]	171 [44]

2 Business of the Company's Group

There have not been significant changes in the business of the Company's group in the six months ended September 30, 2003. There have not been significant changes in the business of the Company's major affiliates for the six months ended September 30, 2003 neither.

3 Affiliated Companies

There have not been changes in the combination of the affiliate companies in the six months ended September 30, 2003.

4 Employees

(1) Consolidated Company

The Company and its consolidated company employ 172 employees and 47 temporary employees.

(2) Non-consolidated Company

The Company employs 169 employees and 46 temporary employees.

(3) Employees' union

The Company has been keeping good relationship with the Matsui Securities Co., Ltd. Employees' Union.

Part 2 Outlook for the Company's business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

There have not been significant changes in the problems and challenges to the Company's group (the Company and its affiliate companies) in the six months ended September 30, 2003.

3 Significant Contracts for the Company's Business

There have not been any significant contracts newly concluded in the six months ended September 30, 2003.

4 Research and Development

No relevant items.

Part 3 Equipment

1 Major Equipment

There have not been significant changes in the Company's equipment in the six months ended September 30, 2003.

2 Plans to purchase or dispose equipment

There have not been significant changes in the six months ended September 30, 2003 concerning the plans as of March 31, 2003 to purchase or dispose equipment.

There have not been any plans newly introduced in the six months ended September 30, 2003.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of Shares

① Total Number of Shares Authorized

	Total Number of Shares Authorized
Common Stock	350,000,000
Total	350,000,000

② Total Number of Shares Outstanding

			Stock Exchanges Listed	Notes
	As of September 30, 2003	As of December 19,2003 (Date of Filing)		
Common Stock	88,223,678	88,228,809	Tokyo Stock Exchange (First Section)	—
Total	88,223,678	88,228,809	—	—

(2) New-Share Purchase Rights

① New-share purchase rights

Special resolution of general shareholders' meeting (June 16, 2002)		
	As of September 30, 2003	As of November 30, 2003 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	3,645	3,645
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	364,500	364,500
Total value of payment	610,902,000 Yen	610,902,000 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2010	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,676 Yen Value to be capitalized as common stocks: 838 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors	

Special resolution of general shareholders' meeting (June 22, 2003)		
	As of September 30, 2003	As of November 30, 2003 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	4,030	4,030
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	403,000	403,000
Total value of payment	668,980,000 Yen	668,980,000 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2008	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,660 Yen Value to be capitalized as common stocks: 830 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors	

②Bonds with new-share purchase rights

Resolution of board of directors' meeting (October 29, 2003)		
	As of September 30, 2003	As of November 30, 2003 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	20,000
Stocks on which the new-share purchase rights will be executed	—	Common Stocks
Number of shares of new-share purchase rights	—	10,230,179
Total value of payment	—	39,999,999,890 Yen
Period of exercise of rights	—	From December 1, 2003 to March 17, 2011
Price of issuance and amount to be capitalized as common stocks	—	Price of Issuance: 3,910 Yen Value to be capitalized as common stocks: 1,955 Yen
Conditions of execution	—	New-share purchase right of each bond cannot be exercised partially.
Restrictions on assignment of rights	—	Stock acquisition right incorporated in the Bonds cannot be assigned independently.
Outstanding balance of bonds with new-share purchase rights (Millions of yen)		40,000

③Stock Options

Special resolution of general shareholders' meeting (January 29, 2001)		
	As of September 30, 2003	As of November 30, 2003 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	—
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	49,662	44,531
Total value of payment	5,462,820 Yen	4,898,410 Yen
Period of exercise of rights	From February 1, 2003 to January 31, 2006	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 110 Yen Value to be capitalized as common stocks: 55 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	They cannot be assigned, collateralized nor bequeathed to the third party	

Special resolution of general shareholders' meeting (June 1, 2001)		
	As of September 30, 2003	As of November 30, 2003 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	—
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	996,067	996,067
Total value of payment	130,484,777 Yen	130,484,777 Yen
Period of exercise of rights	From December 1, 2003 to January 31, 2007	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 131 Yen Value to be capitalized as common stocks: 66 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	They cannot be assigned, collateralized nor bequeathed to the third party	

(3) Total Number of Outstanding shares and Common Stocks

	Change in number of shares outstanding	Number of shares outstanding at September 30, 2003	Change in capital stocks (Millions of Yen)	Outstanding balance of capital stocks (Millions of Yen)	Change in additional paid-in capital (Millions of Yen)	Outstanding balance of additional paid-in capital (Millions of Yen)
From April 1, 2003 to September 30, 2003	172,379	88,223,678	9	11,414	9	9,264

(4) Principle Shareholders

(As of September 30, 2003)

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.60
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,216	13.85
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130	9.22
Japan Trustee Services Bank, Ltd. (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	4,296	4.87
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.04
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan	3,502	3.97
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.66
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.66
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.66
The UFJ Trust Bank, Ltd. (Trust account A)	1-4-3, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,345	1.53
Total	—	62,678	71.04

(5) Voting rights

① Outstanding shares

(As of September 30, 2003)

	Number of shares	Number of voting rights
Non-voting stock	—	—
Shares with limited voting rights (Treasury stocks)	—	—
Shares with limited voting rights (Other than treasury stocks)	—	—
Shares with unlimited voting rights (Treasury stocks)	(Treasury stock) Common stock 3,400	—
Shares with unlimited voting rights (Other than treasury stocks)	Common stock 88,214,400	882,144
Odd lot shares	Common stock 5,878	—
Total number of shares outstanding	88,223,678	—
Total number of voting rights	—	882,144

Note: 27 treasury stocks are included in the odd lot shares.

② Treasury Stocks

As of September 30, 2003

Name of the owners	Address	Treasury stocks held by the Company's own name	Treasury stocks held by other person's name	Total Number of shares	Percentage of the shares to the total number of outstanding shares (%)
(Treasury stocks held by the Company) Matsui Securities Co., Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	3,400	—	3,400	0.00
Total	—	3,400	—	3,400	0.00

2 Price of Shares

Monthly highest and lowest prices for the six months ended September 30, 2003

	April 2003	May 2003	June 2003	July 2003	August 2003	September 2003
Highest (Yen)	948	825	1,260	1,725	1,648	1,790
Lowest (Yen)	705	747	787	1,232	1,304	1,570

Note: The highest and lowest prices of shares of the Company are those at the Tokyo Stock Exchange (First Section).

3 Executives

The change in the executives after June 23, 2003 when the Company filed its Annual Securities report for the year ended March 31, 2003 is as follows.

Present title	Former title	Name	Date of change
Executive Director (Director of Crisis Management Department)	Executive Director (Administration)	Toshihiro Takagi	October 14, 2003

4 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Six months ended September 30, 2002	Brokerage commissions	4,962	—	43	—	5,005
	Underwriting and selling commissions	12	—	—	—	12
	Subscription and distribution commissions	14	—	—	0	14
	Others	120	—	0	214	334
	Total	5,108	—	43	214	5,365
Six months ended September 30, 2003	Brokerage commissions	7,672	—	34	30	7,735
	Underwriting and selling commissions	45	—	—	—	45
	Subscription and distribution commissions	25	—	—	0	25
	Others	131	—	0	349	480
	Total	7,873	—	34	379	8,286
Year ended March 31, 2003	Brokerage commissions	9,424	—	79	13	9,516
	Underwriting and selling commissions	27	—	—	—	27
	Subscription and distribution commissions	15	—	—	1	16
	Others	231	—	0	449	680
	Total	9,697	—	80	463	10,240

(2) Net Gain on Trading

(Millions of Yen)

	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Stocks	(1)	(7)	(8)	(11)	10	(1)	(39)	—	(39)
Bonds and others	—	—	—	1	0	1	1	—	1
Bonds	—	—	—	—	—	—	—	—	—
Others	—	—	—	1	0	1	1	—	1
Total	(1)	(7)	(8)	(10)	10	0	(39)	—	(39)

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

① Stocks

(Thousands of shares, Millions of Yen)

	In the securities market				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2002	6,053,829	2,843,987	7,707	7,110	249,214	111,766	89	37	(−) 6,310,839	(−) 2,962,899
Six months ended September 30, 2003	12,006,759	5,108,744	415	829	369,168	241,739	381	165	(−) 12,376,723	(−) 5,351,477
Year ended March 31, 2003	12,741,365	5,380,058	14,695	9,957	457,492	180,390	98	52	(−) 13,213,651	(−) 5,570,458

Notes: Number of shares and trade value shown in the parentheses are those of foreign securities, which are also included in the numbers below each.

(Margin Trading) (Thousands of shares, Millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2002	4,336,750	2,140,481	355	111	4,337,105	2,140,592
Six months ended September 30, 2003	8,926,348	3,964,150	22	68	8,926,370	3,965,218
Year ended March 31, 2003	9,397,847	4,158,859	356	112	9,398,203	4,158,971

② Bonds

(Millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Six months ended September 30, 2002	—	—	—	—	—	—
Six months ended September 30, 2003	—	—	—	—	—	—
Year ended March 31, 2003	—	—	—	—	—	—

③ Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Six months ended September 30, 2002	29,520	—	—	4	—	—	—	29,524
Six months ended September 30, 2003	24,184	—	—	16	—	—	—	24,200
Year ended March 31, 2003	54,232	—	—	5	—	—	—	54,237

④ Others

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Six months ended September 30, 2002	—	—	—	—	—	—
Six months ended September 30, 2003	—	—	—	—	7,571	7,571
Year ended March 31, 2003	—	—	—	—	1,920	1,920

(Brokerage)

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Six months ended September 30, 2002	—	—	—	—	—	—
Six months ended September 30, 2003	—	—	—	—	7,571	7,571
Year ended March 31, 2003	—	—	—	—	1,920	1,920

[2] Futures Trading

① Stocks

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2002	—	—	2,221,323	66	2,221,389
Six months ended September 30, 2003	—	—	4,761,520	—	4,761,520
Year ended March 31, 2003	—	—	4,056,901	66	4,056,967

② Bonds

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2002	—	—	—	—	—
Six months ended September 30, 2003	—	—	—	—	—
Year ended March 31, 2003	—	—	—	—	—

[3] Underwriting and selling, subscription and distribution and private offering

① Stocks

(Thousands of stocks, Millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended Sep. 30, 2002	Domestic Stocks	12	68	62	352	8	871	15	57	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Six months ended Sep. 30, 2003	Domestic Stocks	394	798	55	169	10	1,379	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2003	Domestic Stocks	14	257	63	386	35	914	18	59	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

② Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2002	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Six months ended September 30, 2003	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2003	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—

③ Beneficiary Certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2002	—	—	—	—	—
Six months ended September 30, 2003	—	—	836	—	—
Year ended March 31, 2003	—	—	382	—	—

④ Others

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2002	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	7	—	—
Six months ended September 30, 2003	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	10	—	—
Year ended March 31, 2003	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	19	—	—

(4) Other Operations

① Custody of Securities

		Stocks	Bonds	Beneficiary certificates	Others
As of Sep. 30, 2002	Domestic Securities	440,346 thousand shares (206,778million Yen)	— million Yen	Unit type — million units Open type: Stocks 6 million units Bonds — million units	Subscription warrant — thousand warrant Commercial paper — million Yen
	Foreign Securities	2 thousand shares (0 million Yen)	— million dollars	Corporate type — million units Contract type — million units (—million Yen)	Subscription warrant — thousand warrant Foreign certificates and others — million Yen Others 66 thousand warrants
As of Sep. 30, 2003	Domestic Securities	516,322 thousand shares (339,257 million Yen)	— million Yen	Unit type — million units Open type: Stocks 6 million units Bonds — million units	Subscription warrant —million warrant Commercial paper — million Yen
	Foreign Securities	2 thousand shares (0 million Yen)	— million dollars	Corporate type — million units Contract type 598 million units (664 million Yen)	Subscription warrant —million warrant Foreign certificates — million Yen Others 62 million warrants
As March 31, 2003	Domestic Securities	479,261 thousand Yen (203,385 million Yen)	— million Yen	Unit type — million units Open type: Stocks 6 million units Bonds — million units	Subscription warrant —million warrant Commercial paper — million Yen
	Foreign Securities	2 thousand shares (0 million Yen)	— million dollars	Corporate type — million Yen Contract type 200million units (239million units)	Subscription warrant —million warrant Foreign certificates and others — million Yen Others 70million warrants

② Margin Trading

	Loans to customers for their margin trading and the number of shares customers bought by the loan		Number of shares the Company lends to customers and the value of these securities sold by the customers	
	Value	Number of shares	Number of shares	Value
As of September 30, 2002	105,908	218,449	37,935	19,415
As of September 30, 2003	176,410	356,297	54,178	30,891
As of March 31, 2003	72,777	180,167	50,236	20,171

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
Tier I Capital	①	31,188	34,206	31,543
Tier II Capital	Net unrealized gain on investment	98	14	—
	Statutory reserves	614	1,001	753
	Allowance for doubtful accounts	19	208	322
	Short-term subordinate debts	500	500	500
	Total ②	1,233	1,724	1,575
Assets to be deducted from equity capital	③	3,582	4,408	4,417
Equity capital after deduction	①+②−③ (A)	28,839	31,522	28,702
Risk	Market risk	119	98	54
	Counter party risk	2,263	3,831	1,721
	Basic risk (The quarter of total operating expenses for the year ended the month before the last month)	1,556	1,896	1,680
	Total (B)	3,939	5,826	3,456
Capital adequacy ratio	(A)／(B)×100	732.0	541.0	830.4

Notes: Capital adequacy ratio as of March 31, 2003 is calculated with appropriated retained earnings being deducted from Tier I Capital. Values are rounded down to the nearest millionth.

Part 5 Financial Status

1 Consolidated and non-consolidated Interim Financial Statements

(1) The consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69.

(2) The non-consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57.

(3) The amounts presented in the consolidated and non-consolidated interim financial statements are rounded off to the nearest million Yen.

2 Audit Reports

The consolidated and non-consolidated interim financial statements for the six months ended September 30, 2002 and 2003 were audited by ChuoAoyama Audit Corporation based on the Article 193-2 of Japanese Securities Law.

Notice to readers:

The accompanying consolidated interim financial statements and non-consolidated interim financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchanges Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated interim financial statements and non-consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated interim financial statements and others

(1) Consolidated interim financial statements

[1] Consolidated interim balance sheets

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
Ⅰ Current assets										
Cash and bank deposits			2,883			12,248			4,989	
Cash segregated as deposits			76,201			140,701			77,801	
Trading assets			148			94			1	
Net receivables arising from pre-settlement date trades			–			67			–	
Margin account assets			110,883			180,525			78,343	
Loans receivable from customers		105,908			176,410			72,777		
Cash deposited as collateral for securities borrowed from securities finance companies		4,974			4,115			5,566		
Receivables from customers and others			30			135			236	
Pre-paid fund for subscription			–			234			–	
Short-term guarantee deposits			2,154			3,570			2,999	
Others			1,458			2,033			1,400	
Allowance for doubtful accounts			(20)			(208)			(323)	
Total current assets			193,735	97.8		339,398	98.5		165,445	97.4
Ⅱ Fixed assets										
1 Tangible fixed assets	※1 ※2		937	0.5		870	0.3		857	0.5
2 Intangible assets			1,883	1.0		2,169	0.6		2,165	1.3
Software costs		1,844			2,116			2,109		
Others		39			53			55		
3 Investments and others			1,479	0.7		1,969	0.6		1,438	0.8
Investment securities	※2	1,032			1,021			665		
Others		457			1,197			823		
Allowance for doubtful accounts		(10)			(249)			(50)		
Total fixed assets			4,299	2.2		5,009	1.5		4,459	2.6
Total assets			198,034	100.0		344,407	100.0		169,904	100.0

(Millions of Yen)

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			–			89			–	
Net payables arising from pre-settlement date trades			128			–			1	
Margin account liabilities			72,586			100,912			40,213	
Loans from securities finance companies	※2	53,171			70,021			20,042		
Proceeds of securities sold on customers' account		19,415			30,891			20,171		
Payables on collateralized securities transactions			3,758			22,134			4,864	
Cash deposits as collateral for securities loaned		3,758			22,134			4,864		
Deposits received			33,473			56,595			35,256	
Guarantee money received			53,275			89,011			47,743	
Suspense account for undelivered securities			5			–			–	
Short-term borrowings			805			22,931			6,694	
Accrued income taxes			49			2,456			136	
Accrued bonuses			105			84			98	
Others			912			1,021			840	
Total current liabilities			165,096	83.4		295,234	85.7		135,843	80.0
II Long-term liabilities										
Bonds	※4		500			10,500			500	
Long-term borrowings	※2		204			3,120			484	
Reserve for directors' retirement bonuses			291			281			291	
Others			0			0			0	
Total long-term liabilities			995	0.5		13,902	4.0		1,275	0.7
III Statutory reserves										
Reserve for securities transactions	※5		615			1,002			753	
Total statutory reserves			615	0.3		1,002	0.3		753	0.4
Total liabilities			166,707	84.2		310,137	90.0		137,872	81.1
(Shareholders' equity)										
I Common stock			11,381	5.7		11,414	3.3		11,405	6.7
II Capital surplus			9,230	4.7		9,264	2.7		9,254	5.5
III Earned surplus			10,619	5.4		13,580	4.0		11,516	6.8
IV Net unrealized gain on investment			98	0.0		15	0.0		(140)	(0.1)
V Treasury stock			(0)	(0.0)		(4)	(0.0)		(2)	(0.0)
Total shareholders' equity			31,328	15.8		34,269	10.0		32,033	18.9
Total liabilities and shareholders' equity			198,034	100.0		344,407	100.0		169,904	100.0

[2] Consolidated interim statements of income

(Millions of Yen)

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			5,365			8,286			10,240	
Brokerage commissions		5,005			7,735			9,516		
Underwriting and selling commissions		12			45			27		
Subscription and distribution commissions		14			25			16		
Others		334			480			680		
Net gain on trading			(8)			0			(39)	
Interest and dividend income			1,620			1,788			3,224	
Total operating revenues			6,977	100.0		10,074	100.0		13,425	100.0
II Interest expenses			574			588			1,274	
Net operating revenues			6,404	91.8		9,486	94.1		12,151	90.5
III Selling, general and administrative expenses			4,748	68.1		4,495	44.6		8,612	64.1
Transaction related expenses		838			1,002			1,635		
Employees' compensation and benefits	※1	906			899			1,786		
Occupancy and rental		454			166			622		
Data processing and office supplies		1,214			1,886			2,564		
Depreciation		1,264			329			1,578		
Duties and taxes other than income taxes		17			69			25		
Provision of allowance for doubtful accounts		–			85			313		
Others		56			60			88		
Operating income			1,656	23.7		4,990	49.5		3,540	26.4
IV Non-operating income			8	0.1		18	0.2		14	0.1
V Non-operating expenses			17	0.2		51	0.5		35	0.3
Bond issuing costs		–			49			–		
Others		17			3			35		
Ordinary income			1,648	23.6		4,957	49.2		3,518	26.2

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of fixed assets	※2	1			–			1		
Gain on sales of investment securities		–			0			–		
Reversal of allowance for doubtful account		30			–			–		
Income from insurance policy		161			–			161		
Total special profits			192	2.8		0	0.0		162	1.2
Ⅶ Special losses										
Loss on sales and disposals of property and equipment	※3	2			–			41		
Provision for statutory reserves		126			248			265		
Devaluation loss on investment securities		–			55			–		
Loss on cancellation of lease contracts		6			0			6		
Retirement benefits for Company's executives	※4	291			–			291		
Devaluation loss on corporate golf membership and resort membership		–			0			6		
Special contributions to welfare pension plan	※5	364			–			364		
Expenses for the Company's funeral service for the Company's deceased counselor		24			–			24		
Special losses			813	11.7		304	3.0		996	7.4
Income before income taxes			1,026	14.7		4,654	46.2		2,684	20.0
Income taxes - current		50			2,458			1,153		
Income taxes - deferred		388	438	6.3	(312)	2,146	21.3	47	1,200	8.9
Net income			588	8.4		2,507	24.9		1,485	11.1

[3] Consolidated interim statements of retained earnings

Item	Note	Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003	
		Millions of Yen		Millions of Yen		Millions of Yen	
(Capital surplus)							
I Beginning balance of capital surplus			9,230		9,254		9,230
II Increase in capital surplus							
1 Issuance of new shares on the exercise of new-share purchase rights		–	–	9	9	24	24
III Capital surplus at end of period			9,230		9,264		9,254
(Earned surplus)							
I Beginning balance of earned surplus			10,311		11,516		10,311
II Increase in earned surplus							
1 Net income		588	588	2,507	2,507	1,485	1,485
III Decrease in earned surplus							
1 Cash dividends		279	279	444	444	279	279
IV Earned surplus at end of period			10,619		13,580		11,516

[4] Consolidated interim statements of cash flow

Item	Note	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,026	4,654	2,684
Depreciation and amortization		1,264	329	1,578
Net change in allowance for doubtful accounts		(30)	85	313
Net change in accrued bonuses		(7)	(13)	(14)
Net change in reserve for securities transactions		126	248	265
Interest and dividend income		(4)	(9)	(6)
Interest expenses		18	46	40
Interest income on margin transactions		(1,584)	(1,765)	(3,162)
Interest expenses on margin transactions		547	504	1,201
Gain on sales of property and equipment		(1)	–	(1)
Loss on sales and disposals of property and equipment		2	–	41
Loss on sales of investment securities		–	(0)	–
Devaluation loss on corporate golf and resort membership		–	0	6
Net change in deposits segregated for customers		6,999	(62,900)	5,399
Net change in trading assets		(148)	(4)	(1)
Net change in margin assets and liabilities		(8,342)	(41,483)	(8,175)
Net change in deposits received		(5,640)	21,339	(3,857)
Net change in cash collateral for securities loaned		(977)	17,271	129
Net change in guarantee deposits received		4,740	41,268	(793)
Others		(272)	(1,008)	(1,388)
Sub total		(2,282)	(21,439)	(5,739)
Interest and dividend received		4	9	6
Interest paid		(18)	(31)	(38)
Interest on margin transactions received		1,394	1,772	3,104
Interest on margin transactions paid		(595)	(513)	(1,232)
Income taxes paid		(1,320)	(138)	(2,336)
Net cash flows from operating activities		(2,817)	(20,338)	(6,236)

Item	Note	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
		Millions of Yen	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities				
Payments for purchases of property and equipment		(12)	(61)	(23)
Proceeds from sales of property and equipment		1	–	1
Payments for purchases of intangible assets		(1,600)	(414)	(2,100)
Payments for purchases of investment securities		(149)	(157)	(187)
Proceeds from sales of investment securities		–	7	–
Proceeds from maturity and cancellation of insurance contracts		–	0	5
Others		8	(31)	23
Net cash flows from investing activities		(1,752)	(657)	(2,280)
Ⅲ Cash flows from financing activities:				
Net change in short-term borrowings		200	16,000	6,000
Proceeds from long-term borrowings		300	3,080	800
Repayments of long-term borrowings		(81)	(207)	(212)
Payments for installment purchase obligation		(160)	(143)	(321)
Proceeds from issuance of new bonds		–	9,951	–
Proceeds from issuance of new stock		–	18	48
Payments for purchase of treasury stock		(0)	(1)	(2)
Dividends paid		(279)	(444)	(279)
Net cash flows from financing activities		(20)	28,254	6,034
Ⅳ Translation difference of cash and cash equivalent		–	(0)	–
Ⅴ Net change in cash and cash equivalent		(4,589)	7,259	(2,483)
Ⅵ Cash and cash equivalents at beginning of period		7,472	4,989	7,472
Ⅶ Cash and cash equivalents at end of period		2,883	12,248	4,989

Significant Accounting Policies for the Consolidated Financial Statements

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
1 Scope of consolidation	Number of Consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.	Same as the left column.
2 Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.	Same as the left column.
3 Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.	Same as the left column.
4 Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Same as the left column.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Same as the left column.

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	(2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (ii) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years). (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Accounting for significant lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column. (4) Accounting for significant lease transactions Same as the left column.	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column. (4) Accounting for significant lease transactions Same as the left column.

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
		(5) Accounting for significant hedging transactions (i) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for its interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (vi) Judgment for effectiveness of hedging The Company omits judgment for effectiveness of hedging due to the application of the allowed alternative method.	
	(5) Other material items National and local consumption taxes are separately recorded.	(6) Other material items Same as the left column.	(5) Other material items Same as the left column.
5. Scope of "Cash and cash equivalents" in consolidated statements of cash flows	"Cash and cash equivalents" in the consolidated interim statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.	Same as the left column.	"Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

Additional information

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
(Accounting for Treasury Stocks and Reversal of Legal Reserves) The Company applies "Accounting Standard for the Treasury Stocks and Reversal of Legal Reserves" (Accounting Standard No. 1, February 21, 2002, Accounting Standards Board of Japan) from the current period. There has been no effect on the Company's financial statements resulting from the initial application of this regulation. According to the Revision of the "Regulations of Consolidated Interim Financial Statements," the shareholders' equity part of the consolidated interim balance sheet and the consolidated interim statements of retained earnings are prepared based on this revised Regulations.	———	———

Notes to Consolidated Financial Statements

Notes to Consolidated interim financial statements

As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
※ 1 Accumulated depreciation deducted from tangible fixed assets is 489 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 480 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 428 million yen.

※2 Assets collateralized are as follows.

Six months ended September 30, 2002

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	250	48	–	48
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	127	–	321	321
Total	377	48	321	369

Six months ended September 30, 2003

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	50	119	–	119
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	4	71	–	71
Total	54	190	–	190

Year ended March 31, 2003

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment securities	Fixed assets	Total
Short-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	50	88	–	88
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	78	53	320	372
Total	128	141	320	461

Note 1 The amounts of assets collateralized shown in the above table represent carrying values.	Note 1 The amounts of assets collateralized shown in the above table represent carrying values.	Note 1 The amounts of assets collateralized shown in the above table represent carrying values.

As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 572 million yen are collateralized for the short-term borrowings, 56 million yen for the long-term borrowings, 3,553 million yen for the loans from securities finance companies, 59 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 26,599 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 614 million yen are collateralized for the short-term borrowings, 3,435 million yen for the loans from securities finance companies, respectively. 30,286 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 558 million yen are collateralized for the short-term borrowings, 12 million yen for the long-term borrowings, 1,549 million yen for the loans from securities finance companies, 174 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,360 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2). (1) Securities deposited (Millions of yen) ① Securities lent for customers' short position of margin trading 20,180 ② Collateralized securities for the loans from securities companies 54,645 ③ Securities loaned for consumption 4,184 ④ Long-term guarantee securities deposited 1,232 (2) Securities received (Millions of yen) ① Securities received for customers' long position of margin trading 91,820 ② Collateralized securities for borrowing securities from securities finance companies 5,063 ③ Securities borrowed and deposited from customers 104,654	3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2). (1) Securities deposited (Millions of yen) ① Securities lent for customers' short position of margin trading 35,216 ② Collateralized securities for the loans from securities companies 71,480 ③ Securities loaned for consumption 24,302 ④ Long-term guarantee securities deposited 1,151 (2) Securities received (Millions of yen) ① Securities received for customers' long position of margin trading 176,132 ② Collateralized securities for borrowing securities from securities finance companies 4,201 ③ Securities borrowed and deposited from customers 154,760	3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2). (1) Securities deposited (Millions of yen) ① Securities lent for customers' short position of margin trading 21,339 ② Collateralized securities for the loans from securities companies 19,443 ③ Securities loaned for consumption 4,902 ④ Long-term guarantee securities deposited 1,108 (2) Securities received (Millions of yen) ① Securities received for customers' long position of margin trading 64,716 ② Collateralized securities for borrowing securities from securities finance companies 5,447 ③ Securities borrowed and deposited from customers 92,524

As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
※4 Bonds are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bonds include 500 million yen of subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bonds are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

Notes to Consolidated Statements of Income

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
※1 Employees' compensation and benefits reported in the consolidated statements of income include 105 million yen of accrued bonuses.	※1 Employees' compensation and benefits reported in the consolidated statements of income include 84 million yen of accrued bonuses	※1 Employees' compensation and benefits reported in the consolidated statements of income include 98 million yen of accrued bonuses
※2 Breakdown of gain on sales of property and equipment is as follows (Millions of Yen) Equipment and instruments 1 Total 1	※2 ―――――	※2 Breakdown of gain on sales of property and equipment is as follows (Millions of Yen) Equipment and instruments 1 Total 1
※3 Breakdown of loss on sales and disposals of property and equipment is as follows. Loss on disposal: (Millions of Yen) Buildings 2 Equipment and instruments 0 Total 2 Loss on sales: ―――――	※3 ―――――	※3 Breakdown of loss on sales and disposals of property and equipment is as follows. Loss on disposal: (Millions of Yen) Buildings 10 Equipment and instruments 31 Total 41 Loss on sales: ―――――
※4 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations.	※4 ―――――	※4 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations.
※5 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002 the Company withdrew form the Fund and accounted for the special contribution of 364 million Yen as a special loss.	※5 ―――――	※5 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002 the Company withdrew form the Fund and accounted for the special contribution of 364 million Yen as a special loss.

(Notes to Consolidated Statements of Cash Flow)

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows. (As of September 30, 2002) (Millions of Yen) Cash and bank deposits 2,883 Cash and cash equivalent 2,883	1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows. (As of September 30, 2003) (Millions of Yen) Cash and bank deposits 12,248 Cash and cash equivalent 12,248	1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated balance sheet is as follows. (As of March 31, 2003) (Millions of Yen) Cash and bank deposits 4,989 Cash and cash equivalent 4,989

Notes to Lease Transactions

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 373 Software costs 341 Total 714 Accumulated depreciation equivalent Equipment and instruments 211 Software costs 201 Total 412 Equivalent of balance at end of period Equipment and instruments 162 Software costs 140 Total 302 2 Present value of future lease payments Within 1 year 180 Over 1 year 132 Total 312 3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 94 Depreciation equivalent 89 Interest equivalent 5 4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero. 5 Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 366 Software costs 335 Total 701 Accumulated depreciation equivalent Equipment and instruments 297 Software costs 279 Total 576 Equivalent of balance at end of period Equipment and instruments 70 Software costs 56 Total 126 2 Present value of future lease payments Within 1 year 124 Over 1 year 8 Total 131 3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 92 Depreciation equivalent 87 Interest equivalent 2 4 Calculation method for depreciation equivalent Same as the left column. 5 Calculation method for interest equivalent Same as the left column.	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 367 Software costs 335 Total 702 Accumulated depreciation equivalent Equipment and instruments 252 Software costs 237 Total 489 Equivalent of balance at end of period Equipment and instruments 115 Software costs 98 Total 213 2 Present value of future lease payments Within 1 year 180 Over 1 year 41 Total 221 3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 186 Depreciation equivalent 176 Interest equivalent 9 4 Calculation method for depreciation equivalent Same as the left column. 5 Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

1. Trading and dealings other than trading

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
1 Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account.	1 Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of fluctuation of interest rate on long-term borrowings.	1 Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions.
2 Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible.	2 Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation and interest rate swap trading to hedge the trade backed with actual demand.	2 Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation to hedge the trade backed with actual demand.
3 Risk arising form trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.	3 Risk arising form trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.	3 Risk arising from trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
	Risks arising from dealings other than trading are similar to those from trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amounts and durations. As for the credit risk the Company does not anticipate significant risk because the Company selects limited financial institutions with high credibility as its business partner.	Risks arising from dealings other than trading are similar to those from trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amounts and durations
4 Monitoring of risks The finance department monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.	4 Monitoring of risks Same as the left column.	4 Monitoring of risks Same as the left column.

2. Securities and Derivatives

(1) Trading assets and liabilities

① Securities held for trading

(Millions of Yen)

	Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003	
	Book value (Fair value)		Book value (Fair value)		Book value (Fair value)	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Stocks	148	–	94	76	1	–
Boned	–	–	–	–	–	–
Others	–	–	–	13	–	–
Total	148	–	94	89	1	–

② Derivative trading

The Company does not hold trading position at the end of periods.

(2) Non-trading assets and liabilities

① "Other securities" whose market price is available

(Millions of Yen)

	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31,2003		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Stocks	677	847	170	762	787	25	686	451	(236)
Bonds	–	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–	–
Total	677	847	170	762	787	25	686	451	(236)

② Major securities which are not evaluated by market value

(Millions of Yen)

	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
	Book value	Book value	Book value
"Other securities" which are not listed on securities exchanges (Excluding over-the-counter securities)	186	234	214

Note: The Company accounted for 55 million yen of the impairment of the investment securities during the six months ended September 30, 2003.

③ Derivative transactions

(Millions of Yen)

	As of September 30, 2002		As of September 30, 2003		As of March 31, 2003	
	Contract Value	Fair value	Contract Value	Fair value	Contract Value	Fair value
Foreign exchange forward contracts	–	–	43	0	3	0

Note1: The fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of net future cash flows.

2: Transactions to which hedge accounting is applied are omitted from the table above.

(Segment Information)

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Per Share Information)

Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003	
Shareholders' equity per share	357.58Yen	Shareholders' equity per share	388.45Yen	Shareholders' equity per share	363.80Yen
Net income per share	6.71 Yen	Net income per share	28.46 Yen	Net income per share	16.94 Yen
Fully diluted earnings per share	6.59 Yen	Fully diluted earnings per share	28.12Yen	Fully diluted earnings per share	16.66 Yen
(Additional information) The Company applies the "Accounting Standard for the Earnings per share" (Accounting Standard No. 2, September 25, 2002, Accounting Standards Board of Japan) and the "Guidance on application of the Accounting Standard for the Earnings per Share" (Guidance on application of the Accounting Standard No. 4, September 25, 2002, Accounting Standards Board of Japan) from the current period. Based on the previous standard, the figures on earnings per share are computed as follows:					
Shareholders' equity per share	357.58Yen				
Net income per share	6.71 Yen				
Fully diluted earnings per share	6.59 Yen				

Note: Calculation basis of per share information is as follows.

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
Net income on the statements of income (Millions of Yen)	588	2,507	1,485
Net income attributed to the common stock (millions of Yen)	588	2,507	1,485
Net income not attributed to the common stock (millions of Yen)	—	—	—
Average number of common stock outstanding (thousands of shares)	87,611	88,113	87,673
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	1,538	1,049	1,439
Increase of common stock (thousands of shares)	1,538	1,049	1,439
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	1 Brand of new-share purchase rights: 401,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	2 Brands of new-share purchase rights: 767,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	1 Brand of new-share purchase rights: 394,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"

(Subsequent Events)

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
————	————	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 22, 2003 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 403,000 common stocks or less 2. Number of new-share purchase rights: 4,030 3. Price of new-share purchase rights: 0 Yen 4. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitutes the calculated amount. 5. Period of exercise of rights: From July 15, 2005 to July 14, 2008 6. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
———	The Company issued Second Unsecured Straight Bonds based on the resolution of the board meeting held on September 26, 2003. The details of this issue are as follows. 1. Aggregate issue amount: 10,000 million yen. 2. Issue price: 100 yen per face value of 100 yen. 3. Closing date: October 17, 2003 4. Annual coupon rate: 1.56% 5. Redemption date: October 17, 2006 6. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of the Company's indebtedness.	———

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
————	The company issued Zero Coupon convertible Bonds based on the resolution of the board meeting held on October 29, 2003. Followings are summary of this issue. 1. Aggregate issue amount: 40,000 million yen. 2. Issue price: 100% of the issue amount. (Bonds are issued in the denomination of 200million yen each.) 3. Offer price: 102.5% 4. Closing date: November 17, 2003. 5. Redemption date: to be redeemed at 100% of their principle amount on March 31, 2011. 6. Coupon rate: 0% 7. Number of shares to be issued: 10,230,179 common stocks or less 8. Number of new-share purchase rights: 20,000 9. Price of new-share purchase rights: 0 Yen 10. The principle of the bonds is regarded as the payment for the exercise of the new-share purchase rights (3,910 Yen for each share). The conversion price will be adjusted to reflect certain events like issuance of other new-share purchase right defined in the terms and conditions of the bonds. 11. Period of exercise of rights: From December 1, 2003 to March 17, 2011 12. Condition of excercise: New-share purchase right cannot be exercised partially. 13. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and other working capital.	————

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
―――――	(Financing by syndicated loan) The Company entered into syndicated loan contracts with 62 financial institutions on December 8, 2003. The summary of these contracts are as follows: 1 Aggregate issue amount: 28,000 million yen 2. Execution date: December 12, 2003 3. Borrowing period: 2 years (From December 12, 2003 to December 12, 2005) and 4 years (From December 12, 2003 to December 12, 2005) 4. Conditions of redemption: Lump-sum repayment at the end of borrowing period 5. Arranger and agent: Mizuho Corporate Bank, Ltd. 6. Lenders: 62 Financial institutions 7. Use of proceeds: The net proceeds from the syndicated loan will be applied towards funding of margin loans to customers and other working capital.	―――――

(2) Others

No relevant items.

2 Non-consolidated interim financial statements and others

(1) Non-consolidated interim balance sheets

[1] Non-consolidated interim balance sheets

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			2,801			12,136			4,887	
Cash segregated as deposits			76,201			140,701			77,801	
Trading assets			148			94			1	
Net receivables arising from pre-settlement date trade			–			67			–	
Margin account assets			110,883			180,525			78,343	
Loans receivable from customers		105,908			176,410			72,777		
Cash deposited as collateral for securities borrowed from securities finance companies		4,974			4,115			5,566		
Receivables from customers and others			30			135			236	
Pre-paid fund for subscription			–			234			–	
Short-term guarantee deposits			2,154			3,570			2,999	
Others			1,453			2,028			1,398	
Allowance for doubtful accounts			(20)			(208)			(323)	
Total current assets			193,648	97.8		339,282	98.5		165,342	97.3
II Fixed assets										
1 Tangible fixed assets	※1 ※2		588	0.3		527	0.2		509	0.3
2 Intangible assets			1,883	1.0		2,169	0.6		2,165	1.3
Software		1,844			2,116			2,109		
Others		39			53			55		
3 Investments and others			1,871	0.9		2,376	0.7		1,841	1.1
Investment securities	※2	1,032			1,021			665		
Shares of affiliated company		450			450			450		
Others		398			1,154			776		
Allowance for doubtful accounts		(10)			(249)			(50)		
Total fixed assets			4,342	2.2		5,072	1.5		4,515	2.7
Total assets			197,990	100.0		344,354	100.0		169,857	100.0

(Millions of Yen)

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			–			89			–	
Net payables arising from pre-settlement date trade			128			–			1	
Margin account liabilities			72,586			100,912			40,213	
Loans from securities finance companies	※2	53,171			70,021			20,042		
Proceeds of securities sold on customers' account		19,415			30,891			20,171		
Payables on collateralized securities transactions			3,758			22,134			4,864	
Cash deposits as collateral for securities loaned		3,758			22,134			4,864		
Deposits received			33,473			56,595			35,256	
Guarantee money received			53,275			89,011			47,743	
Suspense account for undelivered securities			5			–			–	
Short-term borrowings	※2		805			22,931			6,694	
Accrued income taxes			48			2,453			135	
Accrued bonuses			105			84			98	
Others			911			1,020			839	
Total current liabilities			165,094	83.4		295,230	85.7		135,842	80.0
II Long-term liabilities										
Bonds	※4		500			10,500			500	
Long-term borrowings	※2		204			3,120			484	
Reserve for directors' retirement bonuses			291			281			291	
Total long-term liabilities			995	0.5		13,901	4.1		1,275	0.8
III Statutory reserves										
Reserve for securities transactions	※5		615			1,002			753	
Total statutory reserves			615	0.3		1,002	0.3		753	0.4
Total liabilities			166,703	84.2		310,133	90.1		137,870	81.2

Item	Note	September 30, 2002			September 30, 2003			March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,381	5.7		11,414	3.3		11,405	6.7
II Capital surplus										
1 Additional paid-in capital			9,230			9,264			9,254	
Total capital surplus			9,230	4.7		9,264	2.7		9,254	5.4
III Earned surplus										
1 Earned surplus reserves			159			159			159	
2 Voluntary reserves			4,250			4,250			4,250	
Special purpose reserves		4,250			4,250			4,250		
3 Unappropriated retained earnings			6,170			9,123			7,062	
Total earned surplus			10,578	5.3		13,532	3.9		11,471	6.8
IV Net unrealized gain on investment			98	0.1		15	0.0		(140)	(0.1)
V Treasury stock			(0)	(0.0)		(4)	(0.0)		(2)	(0.0)
Total shareholders' equity			31,287	15.8		34,221	9.9		31,987	18.8
Total liabilities and shareholders' equity			197,990	100.0		344,354	100.0		169,857	100.0

[2] Non-Consolidated Interim Statements of Income

(Millions of Yen)

Item		Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			5,365			8,286			10,240	
Brokerage commissions		5,005			7,735			9,516		
Underwriting and selling commissions		12			45			27		
Subscription and distribution commissions		14			25			16		
Others		334			480			680		
Net gain on trading	※1		(8)			0			(39)	
Interest and dividend income			1,620			1,788			3,224	
Total operating revenues			6,977	100.0		10,074	100.0		13,425	100.0
II Interest expenses			574			588			1,274	
Net operating revenues			6,404	91.8		9,486	94.2		12,151	90.5
III Selling, general and administrative expenses			4,753	68.1		4,500	44.7		8,624	64.2
Transaction related expenses		837			1,002			1,635		
Employees' compensation and benefits		903			892			1,781		
Occupancy and rental		470			181			655		
Data processing and office supplies		1,214			1,889			2,564		
Depreciation		1,260			325			1,570		
Duties and taxes other than income taxes		13			65			19		
Provision of allowance for doubtful accounts		–			85			313		
Others		55			60			88		
Operating income			1,651	23.7		4,986	49.5		3,527	26.3
IV Non-operating income			7	0.1		17	0.2		13	0.1
V Non-operating expenses			17	0.3		51	0.5		35	0.3
Bond issuing costs		–			49			–		
Others		17			3			35		
Ordinary income			1,642	23.5		4,952	49.2		3,505	26.1

Item	Note	Six months ended September 30, 2002			Six months ended September 30, 2003			Year ended March 31, 2003		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of fixed assets		1			–			1		
Gain on sales of investment securities		–			0			–		
Reversal of allowance for doubtful account		30			–			–		
Income from insurance policy		161			–			161		
Total special profits			192	2.8		0	0.0		162	1.2
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		1			–			40		
Provision for statutory reserves		126			248			265		
Devaluation loss on sales of investment securities		–			55			–		
Loss on cancellation of lease contracts		6			0			6		
Retirement benefits for Company's executives	※2	291			–			291		
Devaluation loss on corporate golf membership and resort membership		–			0			6		
Special contributions to welfare pension plan	※3	364			–			364		
Expenses for the Company's funeral service for the Company's deceased counselor		24			–			24		
Total special losses			813	11.7		304	3.0		995	7.4
Income before income taxes			1,021	14.6		4,649	46.2		2,672	19.9
Income taxes - current		48			2,456			1,148		
Income taxes - deferred		388	436	6.2	(312)	2,144	21.3	46	1,194	8.9
Net income			585	8.4		2,504	24.9		1,478	11.0
Unappropriated retained earnings at the beginning of period			5,585			6,619			5,585	
Unappropriated retained earnings at the end of period			6,170			9,123			7,062	

Significant Accounting Policies for the Non-Consolidated Financial Statements

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
1. Valuation of Significant Assets	(1) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (2) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Same as the left column.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Same as the left column.
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instrument. (2) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column
3. Accrued Assets	———	(1) Bond issuing cost The entire bond issuing cost is expensed at the issuance.	———

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
4 Accounting policies for significant provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions Same as the left column.	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transaction Same as the left column.
5 Accounting for significant lease transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.	Same as the left column.

	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
6 Accounting for significant hedging transactions	————	(1) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for its interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings (3) Hedging policy The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for effectiveness of hedging due to the application of the allowed alternative method.	————
7 Other material items	National and local consumption taxes are separately recorded.	Same as the left column.	Same as the left column.

Additional information

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
(Accounting for Treasury Stocks and Reversal of Legal Reserves) The Company applies "Accounting Standard for the Treasury Stocks and Reversal of Legal Reserves" (Accounting Standard No. 1, February 21, 2002, Accounting Standards Board of Japan) from the current period. There has been no effect on the Company's financial statements resulting from the initial application of this regulation. According to the Revision of the "Regulations of Consolidated Interim Financial Statements," the shareholders' equity part of the consolidated interim balance sheet and the consolidated interim statements of retained earnings are prepared based on this revised Regulations.	―――	―――

Notes to Non-Consolidated Financial Statements

Notes to Non-Consolidated Balance Sheets

As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
※ 1 Accumulated depreciation deducted from tangible fixed assets is 362 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 344 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 301 million yen.

※2 Assets collateralized are as follows.

Six months ended September 30, 2002

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment Securities	Fixed assets	Total
Short-term borrowings (excluding long-term Borrowings to be repaid within 1 year)				
Borrowings from banks	250	48	–	48
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	127	–	90	90
Total	377	48	90	138

Six months ended September 30, 2003

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment Securities	Fixed assets	Total
Short-term borrowings (excluding long-term Borrowings to be repaid within 1 year)				
Borrowings from banks	50	119	–	119
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	4	71	–	71
Total	54	190	–	190

Year ended March 31, 2003

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment Securities	Fixed assets	Total
Short-term borrowings (excluding long-term Borrowings to be repaid within 1 year)				
Borrowings from banks	50	88	–	88
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	31	53	89	142
Total	81	141	89	230

Note 1 The amounts of assets collateralized shown in the above table represent carrying values.	Note 1 The amounts of assets collateralized shown in the above table represent carrying values.	Note 1 The amounts of assets collateralized shown in the above table represent carrying values.

As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 572 million yen are collateralized for the short-term borrowings, 56 million yen for the long-term borrowings, 3,553 million yen for the loans from securities finance companies, 56 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 26,599 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 614 million yen are collateralized for the short-term borrowings, 3,435 million yen for the loans from securities finance companies, respectively. 30,286 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 558 million yen are collateralized for the short-term borrowings, 12 million yen for the long-term borrowings, 1,549 million yen for the loans from securities finance companies, 174 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,360 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2).	3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2).	3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2).
(1) Securities deposited (Millions of yen)	(1) Securities deposited (Millions of yen)	(1) Securities deposited (Millions of yen)
① Securities lent for customers' short position of margin trading 20,180	① Securities lent for customers' short position of margin trading 35,216	① Securities lent for customers' short position of margin trading 21,339
② Collateralized securities for the loans from securities companies 54,645	② Collateralized securities for the loans from securities companies 71,480	② Collateralized securities for the loans from securities companies 19,443
③ Securities loaned for consumption 4,184	③ Securities loaned for consumption 24,302	③ Securities loaned for consumption 4,902
④ Long-term guarantee securities deposited 1,232	④ Long-term guarantee securities deposited 1,151	④ Long-term guarantee securities deposited 1,108
(2) Securities received (Millions of yen)	(2) Securities received (Millions of yen)	(2) Securities received (Millions of yen)
① Securities received for customers' long position of margin trading 91,820	① Securities received for customers' long position of margin trading 176,132	① Securities received for customers' long position of margin trading 64,716
② Collateralized securities for borrowing securities from securities finance companies 5,063	② Collateralized securities for borrowing securities from securities finance companies 4,201	② Collateralized securities for borrowing securities from securities finance companies 5,447
③ Securities borrowed and deposited from customers 104,654	③ Securities borrowed and deposited from customers 154,760	③ Securities borrowed and deposited from customers 92,524

As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
※4 Bonds are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bonds include 500 million yen of subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bonds are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to Non-consolidated interim statements of income)

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
※1 Breakdown of net gain on trading(millions of Yen) Stocks (8) Total (8)	※1 Breakdown of net gain on trading (millions of Yen) Stocks (1) Bonds and others 1 Total 0	※1 Breakdown of net gain on trading (millions of Yen) Stocks (39) Bonds and others 1 Total (39)
※2 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations.	※2 ――――	※2 The Company abandoned the retirement benefit regulations for the Company's executives effective from April 1, 2002 and recorded 291 million yen of costs for benefits to the executives that had been already vested based on the retirement benefit regulations.
※3 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002 the Company withdrew form the Fund and accounted for the special contribution of 364 million Yen as a special loss.	※3 ――――	※3 The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. On July 31, 2002 the Company withdrew form the Fund and accounted for the special contribution of 364 million Yen as a special loss.

Notes to Lease Transactions

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)
Acquisition price equivalent: Equipment and instruments 373 Software costs 341 Total 714	Acquisition price equivalent: Equipment and instruments 366 Software costs 335 Total 701	Acquisition price equivalent: Equipment and instruments 367 Software costs 335 Total 702
Accumulated depreciation equivalent Equipment and instruments 211 Software costs 201 Total 412	Accumulated depreciation equivalent Equipment and instruments 297 Software costs 279 Total 576	Accumulated depreciation equivalent Equipment and instruments 252 Software costs 237 Total 489
Equivalent of balance at end of period Equipment and instruments 162 Software costs 140 Total 302	Equivalent of balance at end of period Equipment and instruments 70 Software costs 56 Total 126	Equivalent of balance at end of period Equipment and instruments 115 Software costs 98 Total 213
2 Present value of future lease payments Within 1 year 180 Over 1 year 132 Total 312	2 Present value of future lease payments Within 1 year 124 Over 1 year 8 Total 131	2 Present value of future lease payments Within 1 year 180 Over 1 year 41 Total 221
3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 94 Depreciation equivalent 89 Interest equivalent 5	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 92 Depreciation equivalent 87 Interest equivalent 2	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 186 Depreciation equivalent 176 Interest equivalent 9
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.	4 Calculation method for depreciation equivalent Same as the left column.
5 Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.	5 Calculation method for interest equivalent Same as the left column.

(Notes to the Securities in the Company's Possession)

The shares of the Company's subsidiary do not have market price for the six months ended September 30 of 2002 and 2003 and the year ended March 31, 2003.

(Per-share information)

Per-share information for the Non-Consolidated Company is omitted for the Company disclosed consolidated interim financial statements.

Subsequent events

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
————	————	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 22, 2003 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 403,000 common stocks or less 2. Number of new-share purchase rights: 4,030 3. Price of new-share purchase rights: 0 Yen 4. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitutes the calculated amount. 5. Period of exercise of rights: From July 15, 2005 to July 14, 2008 6. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
————	The Company issued Second Unsecured Straight Bonds based on the resolution of the board meeting held on September 26, 2003. The details of this issue are as follows. 1. Aggregate issue amount: 10,000 million yen. 2. Issue price: 100 yen per face value of 100 yen. 3. Closing date: October 17, 2003 4. Annual coupon rate: 1.56% 5. Redemption date: October 17, 2006 6. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of the Company's indebtedness.	————

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
————	The company issued Zero Coupon convertible Bonds based on the resolution of the board meeting held on October 29, 2003. Followings are summary of this issue. 1. Aggregate issue amount: 40,000 million yen. 2. Issue price: 100% of the issue amount. (Bonds are issued in the denomination of 200million yen each.) 3. Offer price: 102.5% 4. Closing date: November 17, 2003. 5. Redemption date: to be redeemed at 100% of their principle amount on March 31, 2011. 6. Coupon rate: 0% 7. Number of shares to be issued: 10,230,179 common stocks or less 8. Number of new-share purchase rights: 20,000 9. Price of new-share purchase rights: 0 Yen 10. The principle of the bonds is regarded as the payment for the exercise of the new-share purchase rights (3,910 Yen for each share). The conversion prize will be adjusted to reflect certain events like issuance of other new-share purchase right defined in the terms and conditions of the bond. 11. Period of exercise of rights: From December 1, 2003 to March 17, 2011 12. Condition of exercise: New-share purchase right cannot be exercised partially. 13. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and other working capital.	————

Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003
————	(Financing by syndicated loan) The Company entered into syndicated loan contracts with 62 financial institutions on December 8, 2003. The summary of these contracts are as follows: 1 Aggregate issue amount: 28,000 million yen 2. Execution date: December 12, 2003 3. Borrowing period: 2 years (From December 12, 2003 to December 12, 2005) and 4 years (From December 12, 2003 to December 12, 2005) 4. Conditions of redemption: Lump-sum repayment at the end of borrowing period 5. Arranger and agent: Mizuho Corporate Bank, Ltd. 6. Lenders: 62 Financial institutions 7. Use of proceeds: The net proceeds from the syndicated loan will be applied towards funding of margin loans to customers and other working capital.	————

(2) Others

No relevant items.

Part 6 Referential information on the Company

Translation omitted.

Information on the Surety Company

No relevant items.